   As filed with the Securities and Exchange Commission on February 20, 2001
                                                      Registration No. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                --------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                                --------------

                               SPRINT CORPORATION
             (Exact name of registrant as specified in its charter)

                                --------------

                       Kansas                                              48-0457967
          (State or Other Jurisdiction of                               (I.R.S. Employer
           Incorporation or Organization)                              Identification No.)

                                 P.O. Box 11315
                          Kansas City, Missouri 64112
                                 (913) 624-3000
         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                --------------

                                Thomas A. Gerke
       Vice President, Corporate Secretary and Associate General Counsel
                               Sprint Corporation
                                 P.O. Box 11315
                          Kansas City, Missouri 64112
                            Telephone (913) 624-3326
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                              Copies requested to:

                                                            Robert P. Davis
    Bruce N. Hawthorne         Alfred J. Ross, Jr.            David Lopez            Marc S. Rosenberg
    E. William Bates II        Shearman & Sterling     Cleary, Gottlieb, Steen &  Cravath, Swaine & Moore
      King & Spalding          599 Lexington Avenue            Hamilton               Worldwide Plaza
1185 Avenue of the Americas  New York, New York 10022 One Liberty Plaza, 42nd Fl.    825 Eighth Avenue
 New York, New York 10036         (212) 848-4000       New York, New York 10006   New York, New York 10019
      (212) 556-2100                                        (212) 225-2000             (212) 474-1000

                                --------------

 Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

 If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]

 If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [_]

 If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

 If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

 If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                                --------------

                        CALCULATION OF REGISTRATION FEE

---------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------
                                                   Proposed    Proposed Maximum
                                    Number of      Maximum         Aggregate      Amount of
     Title of Each Class of        Shares to be Offering Price  Offering Price   Registration
   Securities to be Registered      Registered  Per Share (1)         (1)            Fee
---------------------------------------------------------------------------------------------
FON Common Stock, Series 1
(including the associated
preferred stock purchase rights)
(2).............................   174,837,072     $22.575     $3,946,946,900.40 $986,736.73
---------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
(1) Estimated solely for purposes of calculating the registration fee in accordance with Rule 457(c) under the Securities Act.
(2) Each share of FON Common Stock, Series 1 also includes one-half of a preferred stock purchase right. No separate consideration is payable for the preferred stock purchase rights. Accordingly, no additional registration fee is required.

                                --------------

   The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this prospectus is not complete and may be changed. The + +selling stockholders may not sell their securities until the registration + +statement filed with the Securities and Exchange Commission is effective. + +This prospectus is not an offer to sell these securities and the selling + +stockholders are not soliciting an offer to buy these securities in any state +
+where the offer or sale is not permitted.                                     +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                       PROSPECTUS (Subject to Completion)
                            Issued February 20, 2001


                               152,032,238 Shares

                                 [Sprint Logo]

                               SPRINT CORPORATION

                           FON Common Stock, Series 1

  The selling stockholders named in this prospectus are offering 152,032,238 shares of our FON Common Stock, Series 1. We will not receive any proceeds from the sale of the FON Common Stock, Series 1.

  The FON Common Stock is intended to track the performance of our FON Group. Holders of FON Common Stock, however, are common stockholders of Sprint and are subject to all the risks of an equity investment in Sprint and all of our businesses, assets and liabilities.

  The FON Common Stock, Series 1 is listed on the New York Stock Exchange under the symbol "FON." The last reported sales price of the FON Common Stock, Series 1 as reported on the New York Stock Exchange on February 15, 2001 was $22.78 per share.

                                  -----------

  Investing in the FON Common Stock, Series 1 involves risks. See "Risk Factors" beginning on page 8.

                                  -----------

                              Price $     a Share

                                  -----------

                                                     Underwriting  Proceeds to
                                            Price to Discounts and   Selling
                                             Public   Commissions  Stockholders
                                            -------- ------------- ------------
  Per Share...............................    $           $            $
  Total...................................   $           $            $

  The selling stockholders have granted the underwriters the right to purchase up to an additional 22,804,834 shares of FON Common Stock, Series 1 to cover over-allotments, if any.

  Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

  The underwriters expect to deliver the shares to purchasers on         ,
2001.

                                  -----------

       Goldman, Sachs & Co.  Morgan Stanley Dean Witter  UBS Warburg LLC

                               February    , 2001

                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----
Prospectus Summary.........................................................   4
Sprint Corporation.........................................................   4
Recent Developments........................................................   6
The Offering...............................................................   7
Risk Factors...............................................................   8
Special Note Regarding Forward-Looking Statements..........................  14
Price Range of FON Common Stock, Series 1..................................  15
Dividend Policy............................................................  15
Use of Proceeds............................................................  15
Capitalization.............................................................  16

                                                                            Page
                                                                            ----
Selected Financial Data....................................................  17
Business...................................................................  21
Management.................................................................  26
Selling Stockholders.......................................................  27
Description of Agreements with Selling Stockholders........................  29
Certain Federal Income Tax Consequences....................................  34
Underwriters...............................................................  37
Legal Matters..............................................................  40
Experts....................................................................  40
Where You Can Find More Information........................................  40

   You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that included or incorporated by reference in this prospectus. The selling stockholders are offering to sell, and seeking offers to buy, shares of FON Common Stock, Series 1 only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of FON Common Stock, Series 1.

                               PROSPECTUS SUMMARY

   This summary does not contain all of the information that you should consider before investing in the FON Common Stock, Series 1. You should read the following summary together with the more detailed information included or incorporated by reference in this prospectus about us and the FON Common Stock being sold in this offering. Unless otherwise indicated, "our company," "we," "us," "our" and similar terms refer to Sprint Corporation, including the FON Group and PCS Group, and its subsidiaries. Unless we indicate otherwise, all information in this prospectus assumes that the underwriters do not exercise their over-allotment option. We refer to a number of registered trademarks and servicemarks throughout this prospectus. Sprint ION, Integrated On-Demand Network, Sprint and Sprint PCS are registered trademarks and servicemarks owned by us.

                               SPRINT CORPORATION

   We are a global communications company and a leader in integrating long-distance, local and wireless voice and data communications. We are also one of the largest carriers of Internet traffic using our tier one IP network. We are the nation's third-largest provider of long distance services and operate nationwide, all-digital long distance and tier one IP networks using fiber-optic and electronic technology. In addition, our local telecommunications division currently serves approximately 8.3 million access lines in 18 states. We also operate the only 100% digital PCS wireless network in the United States with licenses to provide service nationwide using a single frequency band and a single technology. We own PCS licenses to provide service to the entire United States population, including Puerto Rico and the U.S. Virgin Islands. For the year ended December 31, 2000, we had revenues of $23.6 billion and served more than 23 million business and residential customers. Our business is divided into the FON Group and the PCS Group.

The FON Group

   The FON Group includes our global markets division, local telecommunications division, and product distribution and directory publishing businesses.

   Our global markets division provides a broad suite of communications services targeted to domestic business and residential customers, multinational corporations and other communications companies. These services include domestic and international voice; data communications services such as Internet and frame relay access and transport, web hosting, virtual private networks, or VPN, and managed security services; and broadband services, including high-speed data over our fixed wireless multipoint multichannel distribution services, or MMDS, and digital subscriber line, or DSL, networks. For the year ended December 31, 2000, our global markets division had revenues of $10.5 billion and served approximately 10 million customers.

   The global markets division's strategy is to grow market share by leveraging our principal strategic assets: our reliable high capacity national fiber-optic network, our tier one IP network, our large base of business and residential customers, and our established national brand. In addition, we have a successful track record in bundling services and we have received industry awards for high customer satisfaction and loyalty. To create integrated product offerings for our customers, we are solidifying the linkage of our global markets division with our local telecommunications division and the PCS Group. Our intent is to become the provider of choice for delivery of end-to-end service to business and residential customers. We are also extending our tier one IP network to select cities in Europe, Asia and the Americas to address high growth global Internet markets and provide United States-based customers with global connectivity.

   Our local telecommunications division consists primarily of regulated local exchange carriers serving approximately 8.3 million access lines in 18 states. This division provides local voice and data services, long distance services for customers within our local territories, and access for other carriers to our local exchange facilities. This division also sells telecommunications equipment. To continue to build on its successful track record, the local telecommunications division has embarked on a growth strategy to aggressively market our entire long distance and PCS product portfolios as well as its core product line of local voice and advanced network features and data products to our local customers. For the year ended December 31, 2000, our local telecommunications division had revenues of $6.2 billion and served approximately 7.8 million customers.

   Our product distribution and directory publishing businesses consist of wholesale distribution of telecommunications equipment and the publishing and marketing of white and yellow page telephone directories. We are one of the nation's largest distributors of telecommunications equipment to wireline and wireless service companies, cable TV operators, and systems resellers. For the year ended December 31, 2000, our product distribution and directory publishing businesses had revenues of $1.9 billion.

The PCS Group

   The PCS Group markets its wireless telephony products and services under the Sprint and Sprint PCS brand names. The PCS Group operates the only 100% digital PCS wireless network in the United States with licenses to provide service nationwide using a single frequency band and a single technology. The PCS Group owns licenses to provide service to the entire United States population, including Puerto Rico and the U.S. Virgin Islands. As of December 31, 2000, the PCS Group, together with its affiliates, operated PCS systems in more than 300 metropolitan markets within the United States, including all of the 50 largest metropolitan areas. The PCS Group provided services to approximately 9.85 million direct and resale customers as of December 31, 2000, representing an increase of 70% in the number of customers served as of December 31, 1999. The PCS Group affiliates also had 800,000 subscribers as of December 31, 2000. For the year ended December 31, 2000, the PCS Group had revenues of $6.3 billion.

                                ----------------

   We were incorporated in 1938 under the laws of the State of Kansas. Our principal executive offices are located at 2330 Shawnee Mission Parkway, Westwood, Kansas 66205, and our telephone number is (913) 624-3000.

                              RECENT DEVELOPMENTS

   The following table sets forth selected financial data for our company, the FON Group and the PCS Group for the three months and years ended December 31, 1999 and 2000. The following selected financial data for the three months ended December 31, 1999 and 2000 have been derived from our unaudited consolidated financial statements, and in our opinion, reflect all adjustments (consisting of normal recurring accruals) necessary to present fairly the data for those periods. The table below should be read in conjunction with the information in our Current Report on Form 8-K filed on February 20, 2001 incorporated by reference in this prospectus.

                                              Three Months
                                                  Ended         Year Ended
                                              December 31,     December 31,
                                              --------------  ----------------
                                               1999    2000    1999     2000
                                              ------  ------  -------  -------
                                                (in millions, except per
                                                       share data)
Sprint Corporation:
Net operating revenues....................... $5,390  $6,223  $20,265  $23,613

FON Group:
Net operating revenues
  Global markets division.................... $2,611  $2,568  $10,308  $10,528
  Local telecommunications division (1)......  1,570   1,558    5,958    6,155
  Product distribution and directory
   publishing................................    428     508    1,758    1,936
  Intercompany eliminations..................   (191)   (240)    (864)    (931)
                                              ------  ------  -------  -------
    Total....................................  4,418   4,394   17,160   17,688
Operating income (loss) (2)
  Global markets division (2)................ $  267  $ (146) $ 1,175  $   585
  Local telecommunications division (1)......    402     443    1,553    1,763
  Product distribution and directory
   publishing................................     63      74      242      284
  Unallocated corporate operations and
   intercompany eliminations.................     (1)    (11)     (40)    (199)
                                              ------  ------  -------  -------
    Total....................................    731     360    2,930    2,433
Income from continuing operations (2) (3)....    431      98    1,736    1,292
Diluted earnings per share from continuing
 operations (2) (3)..........................   0.49    0.11     1.97     1.45

PCS Group:
Net operating revenues....................... $1,055  $1,938  $ 3,373  $ 6,341
Operating loss (2)...........................   (912)   (490)  (3,237)  (1,928)
Loss from continuing operations (2) (4)......   (706)   (512)  (2,481)  (1,868)
Diluted earnings per share from continuing
 operations (2) (4)..........................  (0.75)  (0.53)   (2.71)   (1.95)

--------
(1) In the second quarter of 2000, the local telecommunications division transferred a customer service operation to the PCS Group. Additionally, in the third quarter of 2000, we changed our transfer pricing for certain transactions between the local telecommunications division and the product distribution and directory publishing businesses, which mainly had the effect of reducing local telecommunications division revenues. Revenues for the fourth quarter of 2000 were $1.56 billion compared to, on a pro forma basis assuming both of these events occurred at the beginning of 1999, $1.53 billion for the fourth quarter of 1999, and $6.11 billion for the year ended December 31, 2000 compared to $5.83 billion for the year ended December 31, 1999. Operating income for the fourth quarter of 2000 was $443 million compared to, on a pro forma basis assuming both of these events occurred at the beginning of 1999, $386 million for the fourth quarter of 1999, and $1.74 billion for the year ended December 31, 2000 compared to $1.50 billion for the year ended December 31, 1999.
(2) In the fourth quarter of 2000, the FON Group recorded a non-recurring charge principally related to a write-down of goodwill in the global markets division, which reduced operating income by $238 million. This charge reduced the FON Group's income from continuing operations by $152 million, or $0.17 per diluted share, for the quarter and year ended December 31, 2000. In the second quarter of 2000, we recorded a non-recurring charge associated with the proposed WorldCom merger, which was terminated. This charge reduced the FON Group's operating income by $163 million, and increased the PCS Group's operating loss by $24 million, for the year ended December 31, 2000. This charge reduced the FON Group's income from continuing operations by $105 million, or $0.12 per diluted share, and increased the PCS Group's loss from continuing operations by $16 million, or $0.02 per diluted share, for the year ended December 31, 2000.
(3) In the fourth quarter of 2000, the FON Group recorded non-recurring charges of $122 million related to write-downs of certain equity investments. These charges reduced income from continuing operations by $109 million, or $0.13 per diluted share, in the fourth quarter of 2000 and $0.12 per diluted share for the year ended December 31, 2000. In the second quarter of 2000, the FON Group recorded a $45 million gain on the sale of an independent directory publishing operation. The gain increased income from continuing operations by $27 million, or $0.03 per diluted share, for the year ended December 31, 2000. In the first quarter of 2000, the FON Group recorded net gains from investment activities of $26 million, which increased income from continuing operations by $17 million, or $0.02 per diluted share, for the year ended December 31, 2000. In the fourth quarter of 1999, the FON Group recorded net gains from investment activities of $19 million, which increased income from continuing operations by $14 million, or $0.02 per diluted share for the quarter and year ended December 31, 1999. In the second quarter of 1999, the FON Group recorded net gains from equity investments of $35 million, which increased income from continuing operations by $21 million, or $0.02 per diluted share, for the year ended December 31, 1999.
(4) In the first quarter of 2000, the PCS Group recorded a $28 million gain on sale of customers and network infrastructure to a PCS affiliate, which decreased loss from continuing operations by $18 million, or $0.02 per diluted share, for the year ended December 31, 2000.

   On February 9, 2001, we announced updated terms relating to our alliance with EarthLink, Inc. The new arrangement eliminates the original exclusivity terms of the alliance and revises the governance terms. For financial reporting purposes, we will no longer be required to record our respective share of EarthLink's losses.

   On January 25, 2001, we issued $2.4 billion aggregate principal amount of senior notes, including $750 million aggregate principal amount of 7 1/8% Notes due 2006 and $1.65 billion aggregate principal amount of 7 5/8% Notes due 2011. We received net proceeds of approximately $2,377,650,500 in connection with the transaction, which were used to repay commercial paper.

                                  THE OFFERING

 FON Common Stock, Series 1 offered hereby..  152,032,238

 FON Common Stock, Series 1 outstanding.....  884,602,986(1)

 Over-allotment option granted by the
  selling stockholders......................   22,804,834

 Use of proceeds............................  We will not receive any proceeds from the sale of the shares in this offering.

 New York Stock Exchange symbol.............  "FON"

--------
(1) Includes shares of FON Common Stock, Series 1, issuable upon conversion of shares of FON Common Stock, Series 3 as well as shares of FON Common Stock, Series 1 issuable upon conversion of shares of FON Common Stock, Series 3 that are issuable in respect of shares of Class A Common Stock. Does not include shares issuable upon exercise of outstanding options, warrants and, other than as set forth in the immediately preceding sentence, other convertible securities.

                                  RISK FACTORS

   An investment in the FON Common Stock, Series 1 involves risks. You should carefully consider the following risk factors and the other information included or incorporated by reference in this prospectus before deciding to invest in shares of FON Common Stock, Series 1.

Risk Factors Relating to our Company

 We face intense competition, which could adversely affect us.

   There is substantial competition in the telecommunications industry. The traditional dividing lines between long distance, local, wireless and Internet services are increasingly becoming blurred. Through mergers and various service integration strategies, major providers, including us, are striving to provide integrated solutions both within and across all geographical markets.

   We expect competition to intensify as a result of the entrance of new competitors and the rapid development of new technologies, products and services. We cannot predict which of many possible future technologies, products or services will be important to maintain our competitive position or what expenditures will be required to develop and provide these technologies, products or services. Our ability to compete successfully will depend on marketing and on our ability to anticipate and respond to various competitive factors affecting the industry, including new services that may be introduced, changes in consumer preferences, demographic trends, economic conditions and discount pricing strategies by competitors.

   FON Group. As the nation's third largest provider of long distance services, the FON Group competes with AT&T Corp., or AT&T, and WorldCom, Inc., as well as a host of smaller competitors. A class of new entrants has emerged, such as Qwest Communications International Inc. and Level 3 Communications, Inc., that are building high-capacity fiber-optic networks capable of supporting tremendous amounts of bandwidth. Although these new entrants have not captured a large market share, they and others with a strategy of using Internet-based networks claim certain cost structure advantages which, among other factors, may position them well for the future. In addition, increased competition has forced lower prices for long distance services. The significant increase in capacity resulting from new networks may drive prices down further.

   The Telecommunications Act of 1996 allows the Regional Bell Operating Companies, or RBOCs, to provide long distance services in their respective regions if certain conditions are met. As of December 31, 2000, Verizon Communications Inc. had entered the long distance market in New York and SBC Communications Inc. had entered the long distance market in Texas. Both were successful in obtaining a significant market share in a short period of time. SBC Communications Inc. has recently been granted authority to offer long distance services in Kansas and Oklahoma and is expected to enter these markets in March 2001. A significant portion of the Regional Bell Operating Companies may secure regulatory clearance to offer long distance services in their respective markets by the end of 2001 or shortly thereafter. As the Regional Bell Operating Companies enter the market they should prove to be formidable long distance competitors.

   Because our local telecommunications division operates largely in rural markets, competition in the division's markets is occurring more gradually. There is already significant competition for business and residential customers in urban areas served by the local telecommunications division of the FON Group and for business customers located in most areas. Certain combinations involving competitors may increase competition. In addition, wireless services will continue to grow as an alternative to wireline services as a means of reaching customers.

   PCS Group. Each of the markets in which the PCS Group competes is served by other two-way wireless services providers, including cellular and PCS operators and resellers. A majority of markets have five or more commercial mobile radio service providers. Each of the top 50 metropolitan markets has at least two other PCS competitors in addition to two cellular incumbents. Many of these competitors have been operating for a number of years and currently serve a substantial subscriber base. Competition also may increase to the extent that licenses are transferred from smaller stand-alone operations to larger, better capitalized and more experienced wireless communications operations. These larger wireless communications operations may be able to offer customers network features not offered by the PCS Group. The actions of these larger wireless communications operations could negatively impact the PCS Group's customer churn, average revenue per user, cost to acquire and operating costs per customer.

   The PCS Group relies on agreements to provide automatic roaming capability to PCS Group customers in many of the areas of the United States not served by the PCS Group's network, which primarily serves metropolitan areas. Certain competitors may be able to offer coverage in areas not served by the PCS Group's network or may be able to offer roaming rates that are lower than those offered by the PCS Group.

   Many cellular providers, some of which have an infrastructure in place and have been operating for a number of years, have been upgrading their systems and provide expanded and digital services to compete with the PCS Group's services. Many of these wireless providers require their customers to enter into long term contracts, which may make it more difficult for the PCS Group to attract these customers away from these wireless providers.

   We anticipate that market prices for two-way wireless voice services and products generally will decline in the future as a result of increased competition. We also expect to incur increased advertising and promotion spending and to face increased competition for access to distribution channels. All of this may lead to greater choices for customers, possible consumer confusion and increased industry churn.

 Failure to satisfy our substantial capital requirements could have a material adverse effect on us.

   The FON Group and the PCS Group will continue to require substantial additional capital to continue to expand their businesses. We may not be able to arrange additional financing to fund our capital requirements on terms acceptable to us. The PCS Group's fund raising efforts may adversely effect the FON Group's ability to raise additional capital. Failure to obtain suitable financing could result in the inability of the FON Group to continue to expand its business and meet competitive challenges, among other things, or the delay or abandonment of the PCS Group's expansion plans.

 Our substantial leverage will reduce cash flow from operations available to fund our business.

   We have substantial indebtedness. We intend to incur additional indebtedness in the future as we implement the business plans of the FON Group and the PCS Group. In connection with the execution of our business strategies, we are continuously evaluating acquisition opportunities with respect to both the FON Group and the PCS Group, and we may elect to finance acquisitions by incurring additional indebtedness. We must use a portion of our future cash flow from operations to pay the principal and interest on our indebtedness, which will reduce the funds available for our operations, including capital investments and business expenses. This could hinder our ability to adjust to changing market and economic conditions. If we incur significant additional indebtedness, our credit rating could be adversely affected. As a result, our borrowing costs would likely increase and our access to capital may be adversely affected.

 Failure to complete development and rollout of new technology could impact our ability to compete in the industry.

   We are currently in the process of developing and rolling out various new technologies intended to help us compete in the industry. In particular, we have invested significant amounts in the development of Sprint ION. Sprint ION is still in its development phase. For example, although we have deployed Sprint ION using dedicated access and DSL, we are in the process of developing our ability to deploy Sprint ION over our fixed wireless MMDS technology. We cannot assure you that we will successfully complete the development and rollout of Sprint ION or any other new technology in a timely manner or that Sprint ION or any other new technology will be widely accepted by customers.

 Deteriorating economic conditions could harm our business.

   Demand for communications products and services may be adversely affected by a downturn in the United States economy as well as changes in the global economy. Key United States economic indicators have recently signaled a softening of the United States economy. As a result, we may experience decreased demand for our communications products and services, particularly among residential and small business customers. A decline in the demand for and usage of communications products and services could have a material adverse effect on the results of operations and financial condition of the FON Group, the PCS Group and our company as a whole.

Risk Factors Relating to Tracking Stocks

   Risks associated with the business of the PCS Group may adversely affect overall Sprint performance.

   PCS Group Network Buildout. The PCS Group has substantial network buildout and capacity additions to complete. As the PCS Group continues the buildout and expansion of its PCS network, it must:

  .  obtain rights to a large number of cell sites;

  . obtain zoning variances or other approvals or permits for network construction and expansion;

  . complete the radio frequency design, including cell site design, frequency planning and network optimization, for each of its expansion areas;

  . complete the fixed network implementation, which includes designing and installing network switching systems, radio systems, interconnecting facilities and systems, and operating support systems; and

  . build and maintain additional network capacity to satisfy customer growth.

   Network buildout and expansion may not occur as scheduled, when the FCC requires, or at the cost that the PCS Group has estimated. Failure or delay to complete the expansion of the network, or increased costs of buildout, could have a material adverse effect on the operations and financial condition of the PCS Group or our company as a whole.

   The PCS Group expects to continue to supplement its own network buildout through affiliation arrangements with other companies. Under these arrangements, these companies offer PCS services under the Sprint PCS brand name, allow us to retain a portion of collected revenues, and complete network buildout at their own expense. The related PCS networks are in various stages of network buildout and launch. We cannot assure you that these companies will obtain or will continue to obtain the necessary financing to complete and operate their networks.

   Significant Change in Wireless Industry. The wireless telecommunications industry is experiencing significant technological change, including improvements in the capacity and quality of digital technology such as the move to third generation, or 3G, wireless technology. This causes uncertainty about future customer demand for the PCS Group's services and the prices that we will be able to charge for these services. This rapid change may lead to the development of wireless telecommunications service or alternative service that consumers prefer over PCS. There is also uncertainty as to the extent to which airtime charges and monthly recurring charges may continue to decline. As a result, the future prospects of the wireless industry and the PCS Group and the success of PCS and other competitive services remain uncertain.

   The PCS Group Will Continue to Generate Losses Before Interest and Taxes at Least Through 2001. If the PCS Group does not achieve and maintain profitability on a timely basis, the PCS Group may be unable to make capital expenditures necessary to implement its business plan, meet its debt service requirements or otherwise conduct its business in an effective and competitive manner. These events could have a material adverse effect on the financial condition of the PCS Group and our company as a whole.

   The market price of the FON Common Stock may not reflect the performance of the FON Group.

   We cannot assure you that the market price for the FON Common Stock will reflect the reported financial results and prospects of the FON Group or the dividend policies established by our board of directors with respect to the FON Group. For example, if investors have negative expectations for the PCS Group or our company as a whole, the market price of the FON Common Stock could be adversely affected without regard to the performance of the FON Group.

   Holders of FON Common Stock have very few rights related to the assets or business of the FON Group.

   With few exceptions, holders of FON Common Stock have only the rights customarily held by common stockholders of a corporation and do not have rights specifically related to the assets or business of the FON Group. For example, holders of FON Common Stock vote together with holders of PCS Common Stock and Class A Common Stock as a single class on most matters. The FON Common Stock has one vote per share. The vote per share of the PCS Common Stock fluctuates, based on its market price relative to the market price of a share of FON Common Stock for a period of time before the record date for a stockholders' meeting. To the extent that the aggregate voting power of the outstanding PCS Common Stock is greater than that of the FON Common Stock, the holders of PCS Common Stock would be in a position to control the outcome of stockholder votes. This would be true even if the matter to be voted upon involves a conflict in the interests of the holders of the FON Common Stock and the PCS Common Stock.

   The interests of holders of FON Common Stock could diverge from those of holders of PCS Common Stock in transactions between the FON Group and the PCS Group or in our dealings with third parties.

   Holders of FON Common Stock may have interests that differ from or conflict with the interests of holders of PCS Common Stock. For example, conflicts could arise with respect to decisions by our board of directors with respect to, among other things, the following matters:

  . conversion of the outstanding shares of PCS Common Stock into shares of FON Common Stock, which our board of directors may do any time after November 23, 2001;

  .  payment of dividends on FON Common Stock or PCS Common Stock;

  . sale of the assets of either the FON or PCS Group, to the other Group or to a third party;

  .  transfer of assets from one Group to the other Group;

  . allocation of consideration in a merger among holders of FON Common Stock and PCS Common Stock;

  .  intercompany loans from one Group to the other Group;

  . formulation of public policy positions that could have different effects on the interests of the FON Group and the PCS Group; and

  .  the effects on each Group of operational and financial decisions.

   Policies adopted by our board of directors with respect to our tracking stocks provide that loans from the FON Group to the PCS Group will be made at interest rates and on terms and conditions substantially equivalent to the interest rates and terms and conditions that the PCS Group would be able to obtain from third parties, including the public markets, as a wholly-owned subsidiary, but without the benefit of any guaranty from us or the FON Group. This provision applies regardless of the interest rate at which the loaned funds are borrowed by us or the FON Group. We anticipate that the interest rates payable by the PCS Group will continue to be higher than those payable by us or the FON Group for the foreseeable future.

   These tracking stock policies also provide guidelines for addressing material conflicts. Our board of directors has appointed a committee, consisting of outside board members, to interpret and oversee the implementation of these policies. Subject to these policies, the resolution of conflicts by our board may benefit, or appear to benefit, the PCS Group at the expense of the FON Group.

   Our directors generally own more FON Common Stock than PCS Common Stock, which could give rise to claims of conflict of interest.

   In general, members of our board of directors have a greater economic interest in the FON Group than in the PCS Group. This difference in ownership could give rise to claims of conflict of interest when our board of directors makes decisions on matters where the interests of the FON Group and the PCS Group diverge.

 Payments to the PCS Group under the tax sharing agreement could be more than expected, and our board of directors could change the terms of the tax sharing agreement to the detriment of the FON Group.

   Federal and state income taxes incurred by us that are determined on a consolidated, combined, or unitary basis are allocated between the Groups in accordance with a tax sharing agreement entered into by us when we created the FON Group and the PCS Group. These allocations are based principally on the taxable income and tax credits contributed by each Group. The tax sharing agreement includes a "stacking" procedure that, in general, has the effect of allowing PCS Group losses to be used against cumulative net income of certain newly acquired businesses for purposes of calculating tax sharing payments, while excluding from the calculation any cumulative net loss of such businesses. Significant payments pursuant to the tax sharing agreement have been made by the FON Group to the PCS Group and we expect that significant payments will continue to be made by the FON Group to the PCS Group in the near future, in light of the substantial operating losses that the PCS Group is expected to incur during this time. It is possible that these payments will be greater than expected. For example, the PCS Group might generate greater losses than anticipated. In addition, changes in law could adversely affect the availability of tax benefits to us, the FON Group and the PCS Group.

   The tax sharing agreement applies to tax years ending on or before December 31, 2001. It will not be modified, suspended or rescinded, and additions or exceptions will not be made, for the 2001 tax year. For periods after December 31, 2001, our board of directors will adopt a tax sharing arrangement that will be designed to allocate tax benefits and burdens fairly between the FON Group and the PCS Group. We expect that tax benefits that cannot be used by a Group generating those benefits but can be used on a consolidated basis will continue to result in payments to the Group that generated the benefits based on the value of the benefits to us on a consolidated basis. In addition, we expect that any tax benefits pertaining to tax loss or tax credit carry forwards generated by a Group but not used as of the expiration of the initial tax sharing agreement will continue to result in payments to the Group that generated the benefits based on the value of the benefits to us on a consolidated basis when the tax benefits are used. We have not determined whether or not we will continue to use the "stacking" procedure for tax years ending after December 31, 2001. Our board of directors could change the terms of the tax sharing agreement in a way that would increase the cost of the agreement to the FON Group.

 Our board of directors could change its established policies relating to the holders of FON Common Stock to the detriment of the FON Group.

   Certain provisions of our board's tracking stock policies relating to tax matters, including the tax sharing agreement, and provisions regarding the allocation of debt expense, may not be changed before December 31, 2001. Our board of directors may change the remaining policies without the approval of our stockholders, although there is no present intention to change these policies. Our board of directors may also adopt additional policies depending upon the circumstances. Our board of directors may adopt new policies and change existing policies in a manner consistent with its fiduciary duties after giving fair consideration to the potentially divergent interests and all other relevant interests of the holders of the separate classes of our common stock, including the holders of FON Common Stock and the holders of PCS Common Stock. However, new policies and changes to the existing policies could have different impacts upon holders of FON Common Stock and PCS Common Stock and could affect the FON Common Stock negatively in relation to the PCS Common Stock.

 The structure of the tracking stocks may impede an acquisition of the FON
 Group.

   If the FON Group were a stand-alone entity, a person that did not wish to negotiate with our management could seek to acquire the FON Group by means of a tender offer or proxy contest involving only the FON Group stockholders. However, because the FON Group is a part of our company, acquiring it without negotiation with our management would require a proxy contest or tender offer that yielded control of our company as a whole and would probably require solicitations to stockholders of both the FON Group and the PCS Group. This may hinder potential acquirers of the FON Group assets and thereby prevent holders of FON Common Stock from achieving additional return on their investment related to such acquisitions.

 Holders of FON Common Stock may receive less in an acquisition of the FON Group's assets than they would if the FON Group were a separate company.

   If the FON Group were an independent company and its shares were acquired by another person, certain costs, including corporate level taxes, might not be payable in connection with the acquisition. As a result, holders of FON Common Stock might receive more consideration in an acquisition of the FON Group if the FON Group were an independent company. In addition, the after-tax proceeds per share that holders of FON Common Stock would receive as a result of a disposition of FON Group assets might be less than the market value per share of the FON Common Stock before or after the announcement of such disposition.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

   This prospectus includes and incorporates by reference "forward-looking statements" within the meaning of the securities laws. All statements that are not historical facts are "forward-looking statements." The words "estimate," "project," "intend," "expect," "believe," "anticipate" and similar expressions identify forward-looking statements. These forward-looking statements include statements regarding the expected financial position, business, financing plans, business prospects, revenues, working capital, liquidity, capital needs, interest costs and income, in each case relating to the FON Group and the PCS Group as well as our company as a whole.

   Forward-looking statements are estimates and projections reflecting our judgment and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. Although we believe that the estimates and projections reflected in the forward-looking statements are reasonable, our expectations may prove to be incorrect. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include:

  .  the effects of vigorous competition in the markets in which we operate;

  . the costs and business risks associated with entering new markets necessary to provide nationwide or global services and providing new services;

  . the ability of the PCS Group to continue to grow a significant market presence;

  . the effects of mergers and consolidations within the telecommunications industry;

  .  the uncertainties related to our strategic investments;

  . the impact of any unusual items resulting from ongoing evaluations of our business strategies;

  .  unexpected results of litigation filed against us;

  . the possibility of one or more of the markets in which we compete being impacted by changes in political, economic or other factors such as monetary policy, legal and regulatory changes, including the impact of the Telecommunications Act of 1996, or other external factors over which we have no control; and

  .  those factors listed in this prospectus under "Risk Factors."

   We believe these forward-looking statements are reasonable; however, undue reliance should not be placed on any forward-looking statements, which are based on current expectations. Further, forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

                   PRICE RANGE OF FON COMMON STOCK, SERIES 1

   The following table sets forth for the periods indicated the intra-day high and low sales prices per share of the FON Common Stock, Series 1 as reported on the New York Stock Exchange, in each case as adjusted for a two-for-one stock split in the second quarter of 1999.

                                                                   High   Low
                                                                  ------ ------
   Year Ended December 31, 1999:
     First Quarter............................................... $50.34 $36.88
     Second Quarter.............................................. $57.47 $48.63
     Third Quarter............................................... $55.69 $42.63
     Fourth Quarter.............................................. $75.94 $54.00

   Year Ended December 31, 2000:
     First Quarter............................................... $67.81 $55.13
     Second Quarter.............................................. $67.00 $50.98
     Third Quarter............................................... $54.81 $24.31
     Fourth Quarter.............................................. $29.56 $19.63

   Year Ended December 31, 2001:
     First Quarter (through February 15, 2001)................... $29.31 $20.44

   As of December 31, 2000, we had approximately 71,200 holders of record of FON Common Stock, Series 1. On February 15, 2001, the last reported sales price of the FON Common Stock, Series 1 as reported on the New York Stock Exchange was $22.78 per share.

                                DIVIDEND POLICY

   During 1999 and 2000, we paid quarterly dividends of $0.125 per share of FON Common Stock, Series 1. Our board of directors periodically considers appropriate dividend policies and practices relating to future dividends on the FON Common Stock. Pursuant to the board's existing tracking stock policies, dividends on the FON Common Stock may be declared and paid only out of the lesser of (1) the funds legally available therefor and (2) the FON Group available dividend amount. The FON Group available dividend amount is similar to the amount of assets that would be available for payment of dividends on the FON Common Stock under the Kansas General Corporation Code if the FON Group were a separate company. The board may generally modify, suspend or rescind, or make additions or exceptions, to its tracking stock policies at any time, although there is no present intention to do so. In the absence of this dividend policy, our board could declare dividends on the FON Common Stock or on the PCS Common Stock in excess of the respective available dividend amount for each class, although the board could not in any case declare dividends in excess of our funds legally available for the payment of dividends. Even in the event our policies are not changed, declaration and payment of a dividend on the PCS Common Stock could reduce funds available to pay a dividend on the FON Common Stock. See "Risk Factors--Risk Factors Relating to Tracking Stocks."

                                USE OF PROCEEDS

   We will not receive any of the proceeds from the sale of the FON Common Stock, Series 1 offered by this prospectus.

                                 CAPITALIZATION

   The following table sets forth our capitalization as of December 31, 2000.

                                                     As of December 31, 2000
                                                   ----------------------------
                                                     FON     PCS
                                                    Group   Group  Consolidated
                                                   ------- ------- ------------
                                                     (in millions, except per
                                                           share data)
Cash and equivalents.............................. $   122 $   117   $   239
                                                   ======= =======   =======
Short-term debt (includes current maturities of
 long-term debt)(1)(2)............................ $ 1,026 $   244   $ 1,205
Long-term debt(1)(2)..............................   3,482  14,136    17,514
PCS Preferred Stock:
 no par value; 300,000 shares authorized; 200,000
 shares issued and outstanding....................     --      --        247
Class A Common Stock:
 $2.50 par value; 200 million shares authorized;
 86.2 million shares issued and outstanding (each
 share represents the right to one FON share and
 1/2 PCS share)...................................     --      --        216
FON Common Stock:
 $2.00 par value; 4.2 billion shares authorized;
 798.8 million shares issued; 798.4 million shares
 outstanding......................................     --      --      1,598
PCS Common Stock:
 $1.00 par value; 2.35 billion shares authorized;
 933.1 million shares issued and outstanding......     --      --        933
Other stockholders' equity........................     --      --     10,969
Group equity......................................  12,343   1,892       --
                                                   ------- -------   -------
  Total stockholders' equity(2)...................  12,343   1,892    13,963
    Total capitalization(2)....................... $16,851 $16,272   $32,682
                                                   ======= =======   =======

--------
(1) We manage financing activities for the FON Group and the PCS Group on a centralized basis. Debt incurred by us on behalf of the FON Group and the PCS Group is specifically allocated to and reflected in the financial statements of the applicable group.
(2) The FON Group holds certain interests in the PCS Group in the form of equity and high yield debt securities. These interests are eliminated in consolidation.

                            SELECTED FINANCIAL DATA

FON Group

   The following selected combined financial data for and as of the years ended December 31, 1997 through 1999 are derived from the FON Group's combined financial statements for those years, which have been audited by Ernst & Young LLP. The following selected financial data for the year ended December 31, 2000 have been derived from the FON Group's combined financial statements and, in our opinion, reflect all adjustments (consisting only of normal recurring accruals) necessary to present fairly the data for those periods. The table below should be read in conjunction with "Prospectus Summary--Recent Developments" in this prospectus as well as "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the FON Group's combined financial statements and notes thereto incorporated by reference in this prospectus. Certain prior-year amounts have been reclassified to conform to the current-year presentation. These reclassifications had no effect on the results of operations or group equity as previously reported.

                                                    Year Ended December 31,
                                                -------------------------------
                                                 1997    1998    1999    2000
                                                ------- ------- ------- -------
                                                (in millions, except per share
                                                             data)
Income Statement Data:
  Net operating revenues....................... $14,947 $15,958 $17,160 $17,688
  Operating income (1).........................   2,470   2,760   2,930   2,433
  Income from continuing
   operations (1)(2)...........................   1,513   1,675   1,736   1,292
  Earnings per common share from
   continuing operations (1)(2)(3):
    Basic......................................    1.76    1.96    2.01    1.47
    Diluted....................................    1.73    1.93    1.97    1.45
  Dividends per common share...................    0.50    0.50    0.50    0.50
Balance Sheet Data:
  Total assets................................. $16,581 $19,001 $21,803 $23,649
  Property, plant and equipment, net...........  11,307  12,464  14,002  15,833
  Total debt (including short term borrowings).   3,880   4,442   5,433   4,508
  Group equity.................................   7,639   9,024  10,514  12,343

--------
(1) In the fourth quarter of 2000, the FON Group recorded a non-recurring charge principally related to a write-down of goodwill in the global markets division, which reduced operating income by $238 million and income from continuing operations by $152 million for the year ended December 31, 2000. In the second quarter of 2000, we recorded a non-recurring charge associated with the proposed WorldCom merger, which was terminated. This charge reduced the FON Group's operating income by $163 million and income from continuing operations by $105 million in 2000. The FON Group recorded a non-recurring charge of $20 million in 1997, related to litigation. This charge reduced income from continuing operations by $13 million in 1997.
(2) In the fourth quarter of 2000, the FON Group recorded non-recurring charges of $122 million related to write-downs of certain equity investments, which reduced income from continuing operations by $109 million for the year ended December 31, 2000. Also in 2000, the FON Group recorded non-recurring gains of $71 million from the sale of an independent directory publishing operation and from investment activities, which increased income from continuing operations by $44 million. In 1999, the FON Group recorded non-recurring gains of $54 million related to investment activities, which increased income from continuing operations by $35 million. In 1998, the FON Group recorded net non-recurring gains of $104 million mainly from the sale of local exchanges, which increased income from continuing operations by $62 million. In 1997, the FON Group recorded non-recurring gains of $71 million mainly from sales of local exchanges and certain investments, which increased income from continuing operations by $44 million.
(3) In the second quarter of 1999, we effected a two-for-one stock split of our FON Common Stock. Earnings per share and dividends for the FON Group for periods prior to 1999 are on a pro forma basis and assume the FON shares created in the 1998 recapitalization of each outstanding share of our common stock into one share of FON Common Stock and one half share of PCS Common Stock existed for all periods presented. Pro forma earnings per share and dividends for prior periods have been restated to reflect the stock split.

   The following table sets forth selected operating data for the global markets division, local telecommunications division, product distribution and directory publishing businesses and unallocated corporate operations and intercompany eliminations. The table below should be read in conjunction with "Prospectus Summary-- Recent Developments" in this prospectus as well as the information in our Current Report on Form 8-K filed on February 20, 2001 incorporated by reference in this prospectus.

                                         Three Months Ended     Year Ended
                                            December 31,       December 31,
                                         --------------------  --------------
                                           1999       2000      1999    2000
                                         ---------  ---------  ------  ------
                                                   (in millions)
Global Markets Division
Net operating revenues:
  Voice................................. $   1,804  $   1,724  $7,445  $7,094
  Data..................................       479        508   1,696   1,937
  Internet..............................       195        244     615     920
  Other.................................       133         92     552     577
                                         ---------  ---------  ------  ------
    Total...............................     2,611      2,568  10,308  10,528
Operating expenses:
  Costs of services and products........     1,223      1,409   4,947   5,558
  Selling, general and administrative...       834        765   3,141   3,026
  Depreciation and amortization.........       287        302   1,045   1,121
  Asset write-down......................       --         238     --      238
                                         ---------  ---------  ------  ------
    Total operating expenses............     2,344      2,714   9,133   9,943
                                         ---------  ---------  ------  ------
Operating income (loss)................. $     267  $    (146) $1,175  $  585
Local Telecommunications Division
Net operating revenues:
  Local service......................... $     694  $     725  $2,677  $2,846
  Network access........................       486        490   1,918   1,987
  Toll service..........................       172        181     611     717
  Other.................................       218        162     752     605
                                         ---------  ---------  ------  ------
    Total...............................     1,570      1,558   5,958   6,155
Operating expenses:
  Costs of services and products........       547        501   2,016   1,965
  Selling, general and administrative...       349        320   1,320   1,288
  Depreciation..........................       272        294   1,069   1,139
                                         ---------  ---------  ------  ------
    Total operating expenses............     1,168      1,115   4,405   4,392
                                         ---------  ---------  ------  ------
Operating income........................ $     402  $     443  $1,553  $1,763
Product Distribution and Directory
 Publishing
Net operating revenues.................. $     428  $     508  $1,758  $1,936
Operating income........................ $      63  $      74  $  242  $  284
Unallocated Corporate Operations
 And Intercompany Eliminations
Net operating revenues.................. $    (191) $    (240) $ (864) $ (931)
Operating income (1).................... $      (1) $     (11) $  (40) $ (199)

--------
(1) Includes merger costs of $163 million in the second quarter of 2000 related to the proposed WorldCom merger, which was terminated.

Sprint Corporation

   The following selected consolidated financial data for and as of the years ended December 31, 1997 through 1999 are derived from our consolidated financial statements for those years, which have been audited by Ernst & Young LLP. Certain financial data is derived from the consolidated balance sheets of Sprint Spectrum Holding Company, L.P., which, for the years ended December 31, 1997 and 1998 have been audited by Deloitte & Touche LLP. The following selected financial data for and as of the nine months ended September 30, 1999 and 2000 have been derived from our unaudited consolidated financial statements and, in our opinion, reflect all adjustments, consisting only of normal recurring accruals, necessary to present fairly the data for those periods. Results of operations for the nine months ended September 30, 2000 are not necessarily indicative of results that may be expected for the entire year. Selected financial data has not been presented for the year ended December 31, 2000 because those numbers are not yet available. The table below should be read in conjunction with "Prospectus Summary--Recent Developments" in this prospectus as well as "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and notes thereto incorporated by reference in the prospectus. Certain prior-year amounts have been reclassified to conform to the current-year presentation. These reclassifications had no effect on the results of operations or stockholders' equity as previously reported.

                                                              Nine Months
                                 Year Ended December 31,  Ended September 30,
                                 -----------------------  -------------------
                                 1997(1) 1998(1)  1999      1999       2000
                                 ------- ------- -------  ---------  ---------
                                    (in millions, except per share data)
Income Statement Data:
  Net operating revenues........ $14,947 $17,144 $20,265  $  14,875  $  17,390
  Operating income (loss)
   (2)(3)(4)....................   2,451     190    (307)      (126)       635
  Income (loss) from continuing
   operations (2)(3)(4)(5)......   1,094     585    (745)      (470)      (162)
Balance Sheet Data:
  Total assets.................. $18,274 $33,257 $39,250             $  40,845
  Property, plant and equipment,
   net..........................  11,494  18,983  21,969                23,897
  Total debt (including short
   term borrowings).............   3,880  12,189  16,772                17,642
  Stockholders' equity..........   9,025  12,448  13,560                14,390

--------
(1) Our 1998 results of operations include Sprint PCS' operating results on a consolidated basis for the entire year. The cable partners' share of losses through the PCS restructuring in November 1998, which is described in our Annual Report on Form 10-K for the year ended December 31, 1999 incorporated by reference in this prospectus, were reflected as "Other partners' loss in Sprint PCS" in our consolidated statements of operations. The cable partners consist of Tele-Communications, Inc., Comcast Corporation and Cox Communications. Before 1998, our investment in Sprint PCS was accounted for using the equity method. Sprint PCS' financial position at year-end 1998 has also been reflected on a consolidated basis.
(2) In 2000, we recorded a non-recurring charge associated with the proposed WorldCom merger, which was terminated. This charge reduced the FON Group's operating income by $163 million and income from continuing operations by $105 million. This charge increased the PCS Group's operating loss by $24 million and loss from continuing operations by $16 million.
(3) In 1998, the PCS Group recorded a non-recurring charge to write off $179 million of acquired in-process research and development costs related to the PCS restructuring. This charge reduced operating income and income from continuing operations by $179 million.
(4) The FON Group recorded a non-recurring charge of $20 million in 1997 related to litigation. This charge reduced income from continuing operations by $13 million in 1997.
(5) In 2000, the FON Group recorded non-recurring gains of $71 million from the sale of an independent directory publishing operation and from investment activities. These gains included income from continuing operations of $44 million. In 2000, the PCS Group recorded non-recurring gain of $28 million from the sale of customers and network infrastructure, which reduced the PCS Group's loss from continuing operations by $18 million. In 1999, the FON Group recorded non-recurring gains of $54 million related to investment activities, which increased the FON Group's income from continuing operations by $35 million. In 1998, the FON Group recorded net non-recurring gains of $104 million mainly from the sale of local exchanges, which increased its income from continuing operations by $62 million. In 1997, the FON Group recorded non-recurring gains of $71 million mainly from sales of local exchanges and certain investments, which increased the FON Group's income from continuing operations by $44 million.

                                    BUSINESS

Sprint Corporation

   We are a global communications company and a leader in integrating long-distance, local and wireless voice and data communications. We are also one of the largest carriers of Internet traffic using our tier one IP network. We are the nation's third-largest provider of long distance services and operate nationwide, all-digital long distance and tier one IP networks using fiber-optic and electronic technology. In addition, our local telecommunications division currently serves approximately 8.3 million access lines in 18 states. We also operate the only 100% digital PCS wireless network in the United States with licenses to provide service nationwide using a single frequency band and a single technology. We own PCS licenses to provide service to the entire United States population, including Puerto Rico and the U.S. Virgin Islands. For the year ended December 31, 2000, we had revenues of $23.6 billion and served more than 23 million business and residential customers.

   Our businesses are divided into the FON Group, which includes our global markets division, local telecommunications division and product distribution and directory publishing businesses, and the PCS Group, which includes our domestic mobile wireless PCS operations. The FON Common Stock is intended to reflect the performance of the FON Group, and the PCS Common Stock is intended to reflect the performance of the PCS Group.

The FON Group

 Global Markets Division

   Business. Our global markets division provides a broad suite of communications services targeted to domestic business and residential customers, multinational corporations and other communications companies. These services include domestic and international voice; data communications services such as Internet and frame relay access and transport, web hosting, virtual private networks, or VPN, and managed security services; and broadband services, including high-speed data over our fixed wireless MMDS and DSL networks. For the year ended December 31, 2000, our global markets division had revenues of $10.5 billion and served approximately 10 million customers.

   The global markets division's strategy is to grow market share by leveraging our principal strategic assets: our reliable high capacity national fiber-optic network, our tier one IP network, our large base of business and residential customers, and our established national brand. In addition, we have a successful track record in bundling services and we have received industry awards for high customer satisfaction and loyalty. To create integrated product offerings for our customers, we are solidifying the linkage of our global markets division with our local telecommunications division and the PCS Group. Our intent is to become the provider of choice for delivery of end-to-end service to business and residential customers. We are also extending our tier one IP network to select cities in Europe, Asia and the Americas to address high growth global Internet markets and provide United States-based customers with global connectivity.

   Our tier one IP network allows us to provide a broad suite of Internet solutions to our business, carrier and ISP customers. We are one of the largest carriers of Internet traffic and one of a small number of carriers to enjoy tier one network status. We are using our tier one network as the foundation to offer differentiated web hosting services, a business we intend to grow aggressively. Consistent with this strategy, we intend to expand our operational data centers directly connected to our IP network from two at the end of 2000 to 11 by the end of 2001 and to 18 by the end of 2002, including locations in Europe and Asia. Each data center will offer a variety of services ranging from managed hosting to applications support, as well as comprehensive IT professional services. We also expect that the expansion of our tier one IP network to select cities in Europe, Asia and the Americas will allow us to offer new services to existing multinational business customers.

   We are leveraging our strong position in providing communications services to consumers in the United States. Through the PCS Group and our local telecommunications division, and by leveraging our MMDS and DSL networks, we are well positioned to aggressively cross-sell our local, wireless and broadband services to residential customers. By the end of 2000, 40% of our local residential customers subscribed to our long distance service, compared to 33% at the end of 1999, and 15% of Sprint PCS's customers subscribed to our wireline long distance service.

   Sprint ION, our newest communications service, will enable us to provide a broad range of services such as voice, data and Internet, using a single network platform. For business customers, Sprint ION consolidates voice and data services to a single network that enables more efficient use of their capacity and management of their telecommunications services. Sprint ION is currently available nationwide to business customers through dedicated access lines. For residential customers, Sprint ION will offer a single connection to the home with up to four local voice lines with a full complement of custom calling features, long distance service, and dedicated high-speed Internet access, all for a single, cost-effective flat rate. Once installed, customers can reconfigure their services from their personal computer in their home. For example, the customer can activate or de-activate custom calling features on one or more voice lines. As of the end of 2000, Sprint ION was available to residential customers in 10 markets and is expected to be available in at least 15 markets in 2001.

   Not only is Sprint ION a product that we believe provides customers flexible, broad and cost-effective services, but it is also a network platform that will allow us to reduce our capital and operating costs. Sprint ION will be the basis for our migration from a separate circuit-switched network for voice and packet-switched network for data to an integrated packet-switched network for both voice and data. To date we have spent approximately $1.3 billion, a substantial portion of which was related to this network evolution and the related operational support systems. The rate of the rollout of Sprint ION will depend upon future development efforts, consumer acceptance and the availability of suitable last mile connections.

   Network Technology. The global markets division's nationwide, all-digital long distance network currently covers approximately 31,000 route miles. We are an industry leader in the deployment of dense wave division multiplexing, or DWDM, asynchronous transfer mode, or ATM, and synchronous optical network, or SONET technologies, which provide customers with substantial survivability and bandwidth capacity. We are currently in the process of deploying 80 window 10 gigabit per second DWDM, which has significant capacity for expansion. As of December 31, 2000, virtually all of the global markets division's long distance traffic was carried on self-healing networks.

   Our tier one IP network currently provides nationwide OC-48 capacity on an efficient packet-over-DWDM and packet-over SONET network architecture that eliminates the need for overlay networks. The simplicity of our IP network architecture reduces latency, increases reliability and minimizes the time and expense associated with maintaining, expanding and upgrading our network.

   Our IP network offers connectivity to other carriers at five public and 11 private peering points. Our IP network can also be accessed by business customers at approximately 320 points-of-presence in the United States. We are currently extending our IP network to Europe, Asia and the Americas, expanding to 15 cities in 13 countries by the end of 2001. We are also expanding our data operational centers and expect to have 11 by the end of 2001 and 18 by the end of 2002, including locations in select cities in Europe and Asia. In addition, our agreements with Global One and WorldCom Inc. enable us to continue to provide a full range of offshore communications services to United States-based companies.

   We are extending the advanced technology of our long distance and IP backbone networks to the local markets by deploying broadband metropolitan area networks in select metropolitan areas nationwide. This control of our own broadband network will allow us to move both wireline and wireless traffic onto one common transport platform and thereby reduce access costs significantly. In some markets we may construct the facilities, but in most markets we plan to take advantage of existing third party fiber capacity through long-term lease agreements.

   In addition, we are deploying multiple last mile technologies to deliver our broadband services, including dedicated access to our metropolitan area networks, DSL and fixed wireless MMDS, to serve business and residential customers. We continue to expand our broadband capabilities into new markets, having installed DSL equipment in approximately 950 central offices and 31 markets by the end of 2000. We expect to have installed DSL equipment in approximately 2,000 central offices and 86 markets by the end of 2001, which will enable us to reach approximately 18 million households and 3 million business locations across the country. In addition, we continue to expand our fixed wireless MMDS service into new markets. Our MMDS service is currently offered in 10 markets and will be offered in 14 markets by the end of the second quarter of 2001. We have MMDS licenses with the potential to cover approximately 30 million households in over 80 markets.

   Marketing and Distribution. The global markets division's services are marketed to business, carrier and residential customers under the Sprint brand name through Sprint Business, Sprint E|Solutions, Sprint International and the National Consumer Organization, or NCO.

   Sprint Business focuses on marketing and distributing the global markets division's core products such as long distance, advanced global data and Internet, voice and video solutions to business and carrier customers. In addition, Sprint Business has introduced innovative marketing products to business customers such as the All Calls All Day SM and Real Solutions SM Annual programs, which have allowed Sprint Business to increase the number of its small business accounts over the last few years.

   Sprint E|Solutions concentrates on value-added solutions that support managed applications, systems integration and management of Internet transport. These applications include web hosting, managed services, e-commerce and electronic business applications.

   Sprint International works in conjunction with the domestic business units to ensure we achieve our global objectives and that the needs of our multinational customers are met. Sprint International also manages overseas businesses from network and operations concerns to sales and revenue delivery.

   NCO focuses on marketing its products and services to the consumer market while transforming from a national consumer long distance provider to an integrated communications provider of bundled local, long distance, Internet, and wireless home solutions. We are targeting high-spending long distance users likely to migrate to next generation consumer products, such as broadband. NCO's marketing reach is expanding through retail, online, and affiliate partnerships.

   Our consumer voice business continues to benefit from our success in selling bundled services in our wireless business. At the end of 2000, over 15% of the Sprint PCS customer base also subscribed to our wireline long distance service.

 Local Telecommunications Division

   Business. The local telecommunications division consists primarily of regulated local exchange carriers serving approximately 8.3 million access lines in 18 states. This division provides local voice and data services, long distance services for customers within our local territories, and access for other carriers to our local exchange facilities. The division also sells telecommunications equipment. For the year ended December 31, 2000, our local telecommunications division had revenues of $6.2 billion and served approximately 7.8 million customers.

   To continue to build on its successful track record, the local telecommunications division has embarked on a growth strategy to aggressively market our entire long distance and Sprint PCS product portfolios as well as its core product line of local voice and advanced network features and data products to our local customers. The local telecommunications division also supports the FON Group's initiatives with Sprint ION by providing planning and buildout capabilities to the global markets division, thereby leveraging core capabilities of one division to execute the business objectives of another.

   Network Technology. The local telecommunications division continues to emphasize growth by investing in advanced network technologies including expanded deployment of SONET ring technology to enhance network reliability as well as installation of fiber closer to the end user. Rapidly growing demand for higher-speed data communications capabilities is being addressed through deployment of technologies such as DSL and integrated services digital network, or ISDN. Our switching technology is migrating from a traditional circuit network to a packet network to meet the increased demand for data services.

   Marketing and Distribution. The local telecommunications division continues to achieve success in selling bundled services to residential customers. By the end of 2000, 40% of our local residential customers subscribed to our long distance services compared to 33% at the end of 1999.

 Product Distribution and Directory Publishing

   Our product distribution and directory publishing businesses consist of the wholesale distribution of telecommunications equipment and the publishing and marketing of white and yellow page telephone directories. For the year ended December 31, 2000, our product distribution and directory publishing businesses had revenues of $1.9 billion.

   Our product distribution business is a nationwide distributor of telecommunications equipment to wireline and wireless service companies, cable TV operators, and system resellers. Available equipment includes a wide array of products of voice, data and video communications, cable television, and security alarm systems, as well as complementary accessories, tools and supplies. We stock approximately 36,000 different products from 1,300 manufacturers.

   Our directory publishing business publishes and markets white and yellow page telephone directories. Revenues are mainly derived from selling directory advertisement. This division is currently the nation's fifth largest yellow pages publisher and produces approximately 273 directories across 18 states with an annual circulation of approximately 18 million directories.

   We are currently transforming our product distribution business into a Web-enabled company. We intend to leverage our existing scale, employee talent, and customer base to develop a fully functional e-commerce business focused on increasing product and service revenue in the expanding broadband and data markets. The directory publishing business continues to focus on customer retention and growth through implementation of programs designed to prove the value of directory advertising to existing customers.

Competition

   The global markets division competes with AT&T, WorldCom, Inc. and other telecommunications providers in all segments of the long distance communications market. AT&T continues to have the largest domestic market share. Competition in the long distance market is based on price and pricing plans, the types of services offered, customer service, and communications quality, reliability and availability. RBOCs are beginning to obtain authorization to provide in-region long distance services in their respective regions, which has heightened competition. Emerging competitors (such as Level 3 Communications Inc. and Qwest

Communications International, Inc.) are targeting the high-end data market and are offering deeply discounted rates in exchange for high-volume traffic as they attempt to fill empty networks with traffic volume.

   In the areas of Internet access and transport, we compete with other tier one providers such as WorldCom, Inc. and AT&T as well as many other non-tier one companies. Competition in this area is primarily based upon network coverage, traffic volume, quality and reliability. In the area of web hosting and other Internet-related value-added services, the market is highly fragmented with competitors such as WorldCom, Inc., Exodus Communications, Inc. and Genuity Inc. Data center capacity and coverage, breadth of managed services and reliability are necessary elements to success in this area.

   Because the operations of the local telecommunications division are largely in secondary and tertiary markets, competition in its markets is occurring more gradually than in most RBOC territories. There is already some competition for business and residential customers in urban areas served by the local telecommunications division and for business customers located in most areas. There continues to be significant competition for intraLATA toll (also known as "local toll") from other long distance carriers and from competitive local exchange carriers. The mergers of AT&T with TCI Communications, Inc. and MediaOne Group, Inc. may accelerate competition in the areas served by the local telecommunications division by enabling AT&T to market and provide services to customers directly through TCI Communications, Inc. and MediaOne Group, Inc. cable. The recent merger of America Online, Inc. with Time Warner Inc. allows the marketing strength and content of America Online, Inc. to be similarly provided over Time Warner Inc. cable. In addition, wireless services will continue to grow as an alternative to wireline services as a means of reaching local customers.

                                   MANAGEMENT

   The tables below set forth the executive officers and directors of our company.

Executive Officers

Name                      Age Position
----                      --- --------
William T. Esrey........   61 Chairman and Chief Executive Officer
Ronald T. LeMay.........   55 President and Chief Operating Officer
Michael B. Fuller.......   56 President--Local Telecommunications Division
Don G. Hallacy..........   44 President--Technology Services
Arthur A. Kurtze........   56 President--National Integrated Services
Len J. Lauer............   43 President--Global Markets Division
Charles E. Levine.......   47 President--Sprint PCS
J. Richard Devlin.......   50 Executive Vice President--General Counsel and External Affairs
Arthur B. Krause........   59 Executive Vice President--Chief Financial Officer
Gene M. Betts...........   48 Senior Vice President and Treasurer
Forrest E. Mattix.......   47 Senior Vice President--Public Affairs and Brand Management
John P. Meyer...........   50 Senior Vice President and Controller
Liane J. Pelletier......   42 Senior Vice President--Strategic Planning/Corporate Development
I. Benjamin Watson......   52 Senior Vice President--Human Resources

Directors

Name                      Age Principal Occupation
----                      --- --------------------
DuBose Ausley...........   63 Chairman of Ausley & McMullen
Warren L. Batts.........   68 Retired Chairman and Chief Executive Officer of Tupperware
                              Corporation
William T. Esrey........   61 Chairman and Chief Executive Officer of Sprint
Irvine O. Hockaday, Jr..   64 President and Chief Executive Officer of Hallmark Cards, Inc.
Harold S. Hook..........   69 Retired Chairman and Chief Executive Officer of American General
                              Corporation
Ronald T. LeMay.........   55 President and Chief Operating Officer of Sprint
Linda Koch Lorimer......   48 Vice President and Secretary of Yale University
Charles E. Rice.........   65 Vice Chairman--Corporate Development of Bank of America
Louis W. Smith..........   58 President and Chief Executive Officer of Ewing Marion Kauffman
                              Foundation
Stewart Turley..........   66 Retired Chairman of Eckerd Corporation

   Each of the above-named persons is a full-time employee of our company, except Ms. Lorimer and Messrs. Ausley, Batts, Hockaday, Hook, Rice, Smith and Turley. The business address of each, in his or her capacity as an executive officer or director, is c/o Sprint Corporation, 2330 Shawnee Mission Parkway, Westwood, Kansas 66205.

                              SELLING STOCKHOLDERS

   The following table sets forth, as of December 31, 2000, information regarding the beneficial ownership of our FON Common Stock, Series 1, and PCS Common Stock, Series 1 by NAB Nordamerika Beteiligungs Holding GmbH (a wholly-owned subsidiary of Deutsche Telekom AG), which we refer to as Deutsche Telekom, and France Telecom. We refer to Deutsche Telekom and France Telecom in this prospectus as the selling stockholders.

                               Before Offering                                  After Offering
                         -------------------------------                  ------------------------------
                                         Percent  Total                                  Percent  Total
                          Number of         of    Voting     Shares        Number of        of    Voting
                           Shares        Class(1) Power(2)   Offered        Shares       Class(1) Power(2)
                         -----------     -------- ------   -----------    -----------    -------- ------
FON Common Stock Series
 1:
 Deutsche Telekom (3)...  87,582,197(4)     9.9%    5.3%    76,158,433(5)  11,423,764(6)    1.3%    0.7%
 France Telecom (7).....  87,254,875(8)     9.9%    5.3%    75,873,805(5)  11,381,070(6)    1.3%    0.7%
 Other stockholders
  (9)................... 709,765,914       80.2%   43.2%           --     861,798,152      97.4%   52.4%
                         -----------      -----    ----    -----------    -----------     -----    ----
   Total................ 884,602,986      100.0%   53.8%   152,032,238    884,602,986     100.0%   53.8%
                         ===========      =====    ====    ===========    ===========     =====    ====

PCS Common Stock Series
 1:
 Deutsche Telekom.......  57,372,340(10)    5.9%    4.0%           --      57,372,340       5.9%    4.0%
 France Telecom.........  56,000,032(11)    5.7%    3.9%           --      56,000,032       5.7%    3.9%
 Other stockholders
  (9)................... 862,863,449(12)   88.4%   38.3%           --     862,863,449      88.4%   38.3%
                         -----------      -----    ----    -----------    -----------     -----    ----
   Total................ 976,235,821      100.0%   46.2%           --     976,235,821     100.0%   46.2%
                         ===========      =====    ====    ===========    ===========     =====    ====

--------
(1) The calculation of the percent of class includes, with respect to the FON Common Stock and the PCS Common Stock, shares of all series of each such class outstanding or issuable in respect of outstanding shares of Class A Common Stock. All such shares vote together as a single class with respect to most matters submitted to our stockholders, together with shares of Preferred Stock--Fifth and Seventh Series. The calculation of the other stockholders' interest does not include shares issuable in respect of outstanding convertible preferred stock, options, warrants or the inter-group interest in the PCS Group held by the FON Group. The method for calculating percent of class in the table above differs from the method used to calculate percent of class in the table under the caption "Security Ownership of Certain Beneficial Owners and Management" in our Annual Report on Form 10-K for the year ended December 31, 1999 incorporated by reference in this prospectus.
(2) We calculated the voting percentages using shares outstanding on December 31, 2000. We assumed that all shares vote as a single class. We did not assume any votes for options or warrants that were not converted to voting stock by December 31, 2000. Each share of FON Common Stock, Series 1 and Series 3 is entitled to one vote per share. Each share of PCS Common Stock, Series 1 and Series 3 is entitled to a number of votes equal to the ratio of the average closing price of PCS Common Stock, Series 1 to the average closing price of FON Common Stock, Series 1 over a 20-trading-day period ending on the 11th trading day before the record date for the vote. Shares of PCS Common Stock, Series 2 are held by affiliates of our former Sprint PCS partners, Tele-Communications, Inc., Comcast Corporation, and Cox Communications, Inc., which we refer to as the cable partners. Each share of PCS Common Stock, Series 2 is entitled to one-tenth of the vote of a share of PCS Common Stock, Series 1. For purposes of calculating the voting percentages, we assumed a record date of February 20, 2001, and given that assumption, PCS Common Stock, Series 1 and Series 3 would be entitled to
    1.142 votes per share and PCS Common Stock, Series 2 would be entitled to
    0.1142 votes per share. Each share of Class A Common Stock is convertible into one share of FON Common Stock, Series 3 and one-half a share of PCS Common Stock, Series 3 and is entitled to the number of votes it would have if fully converted. Each share of Preferred Stock--Seventh Series is convertible into 65.04784 shares of PCS Common
    Stock. The shares held by affiliates of Comcast Corporation and Cox Communications, Inc. are convertible to shares of PCS Common Stock, Series 2; otherwise, such shares are convertible to shares of PCS Common Stock, Series 1. Each share is entitled to the number of votes it would have if fully converted. These shares are entitled to vote on general corporate matters without conversion to PCS Common Stock. Our calculation takes this stock into account in determining voting percentages, but not in determining the number of outstanding shares or the percent of class. In addition, our voting percentage calculation takes into account outstanding Preferred Stock-Fifth Series, which is entitled to one vote per share. As of December 31, 2000, 246,766 shares of Preferred Stock-Seventh Series were outstanding and 95 shares of Preferred Stock-Fifth Series were outstanding.
(3) Deutsche Telekom's address is Friedrich-Ebert-Allee 140, D-53113 Bonn, Germany.
(4) Includes (a) 44,464,179 shares of FON Common Stock, Series 1 issuable upon conversion on a one-for-one basis of the shares of FON Common Stock, Series 3 beneficially owned by Deutsche Telekom and (b) 43,118,018 shares of FON Common Stock, Series 1 issuable upon conversion on a one-for-one basis of the 43,118,018 shares of FON Common Stock, Series 3 that are issuable in respect of the 43,118,018 shares of Class A Common Stock that Deutsche Telekom beneficially owns.
(5) If the underwriters exercise their over-allotment option in full, Deutsche Telekom will sell 87,582,197 shares and France Telecom will sell
    87,254,875 shares.
(6) If the underwriters exercise their over-allotment option in full, Deutsche Telekom and France Telecom will not own any shares of FON Common Stock upon completion of this offering.
(7) France Telecom's address is 6 place d'Alleray, 75505 Paris Cedex 15,
    France.
(8) Includes (a) 44,136,857 shares of FON Common Stock, Series 1 issuable upon conversion on a one-for-one basis of the shares of FON Common Stock, Series 3 beneficially owned by France Telecom and (b) 43,118,018 shares of FON Common Stock, Series 1 issuable upon conversion on a one-for-one basis of the 43,118,018 shares of FON Common Stock, Series 3 that are issuable in respect of the 43,118,018 shares of Class A Common Stock that France Telecom beneficially owns.
(9) Does not include shares issuable in respect of outstanding options or warrants, convertible preferred or inter-group interests in the PCS Group held by the FON Group.
(10) Includes (a) 35,813,331 shares of PCS Common Stock, Series 1, issuable upon conversion on a one-for-one basis of the shares of PCS Common Stock, Series 3 beneficially owned by Deutsche Telekom and (b) 21,559,009 shares of PCS Common Stock, Series 1 issuable upon conversion on a one-for-one basis of the 21,559,009 shares of PCS Common Stock, Series 3 that are issuable in respect of the 43,118,018 shares of Class A Common Stock that Deutsche Telekom beneficially owns.
(11) Includes (a) 34,441,023 shares of PCS Common Stock, Series 1 issuable upon conversion on a one-for-one basis of the shares of PCS Common Stock, Series 3 beneficially owned by France Telecom and (b) 21,559,009 shares of PCS Common Stock, Series 1 issuable upon conversion on a one-for-one basis of the 21,559,009 shares of PCS Common Stock, Series 3 that are issuable in respect of the 43,118,018 shares of Class A Common Stock that France Telecom beneficially owns.
(12) Includes 355,424,153 shares of PCS Common Stock, Series 2. The PCS Common Stock, Series 2 is beneficially owned by affiliates of the cable partners.

              DESCRIPTION OF AGREEMENTS WITH SELLING STOCKHOLDERS

   The following description summarizes the material contractual arrangements between our company, France Telecom and Deutsche Telekom. Defined terms used in this section that are not otherwise defined in this prospectus have the meanings given to those terms in the documents referred to below.

France Telecom and Deutsche Telekom

   France Telecom and Deutsche Telekom own shares in our company representing a combined approximate 19% voting interest. Upon completion of this offering and assuming the underwriters do not exercise their over-allotment option, France Telecom and Deutsche Telekom will own shares in our company representing a combined approximate 9% voting interest.

Summary of Securities Held

   France Telecom and Deutsche Telekom currently own shares of FON Common Stock, Series 3, PCS Common Stock, Series 3 and either Class A Common Stock (in France Telecom's case) or Class A Common Stock--Series DT (in Deutsche Telekom's case). We refer to these two series of our Class A Common Stock as "Class A Common Stock." We refer to all of the classes and series of our capital stock owned by France Telecom and Deutsche Telekom as "FT/DT Stock." As of December 31, 2000, each share of Class A Common Stock entitled the holder to have one share of our FON Common Stock, Series 3 or Series 1 and one-half of a share of PCS Common Stock, Series 3 or Series 1 issued to the holder. In general, holders of shares of Class A Common Stock, FON Common Stock, Series 3 and PCS Common Stock, Series 3 are entitled to corresponding dividend, voting and liquidation rights as holders of FON Common Stock, Series 1 and PCS Common Stock, Series 1.

Certain Conversion Rights

   France Telecom and Deutsche Telekom, as holders of the PCS Common Stock, Series 3 and the FON Common Stock, Series 3 may at any time convert their shares of FON Common Stock, Series 3 into shares of FON Common Stock, Series 1 and their shares of PCS Common Stock, Series 3 into PCS Common Stock, Series 1. This also applies to the shares of FON Common Stock, Series 3 and PCS Common Stock, Series 3 that are issuable with respect to the Class A Common Stock.

   Shares of FT/DT Stock will convert automatically into shares of FON Common Stock, Series 1 and PCS Common Stock, Series 1 under the following circumstances:

  .  unauthorized transfers of FT/DT Stock;

  . material breach of specified provisions of the France Telecom and Deutsche Telekom investment agreements with us; and

  . reduction in the ownership percentage below specified levels for enumerated periods of time.

Prior Board Representation

   Prior to April 28, 2000, France Telecom and Deutsche Telekom had the right to elect a number of directors to our board of directors based upon the proportionate voting power of the FT/DT Stock owned by them. From the time of France Telecom's and Deutsche Telekom's initial investment in our company through April 28, 2000, our board of directors included three representatives elected by France Telecom and Deutsche Telekom. France Telecom and Deutsche Telekom also had the right (with limited exceptions) to collectively designate a representative to serve on each committee of our board of directors. Pursuant to the master transfer agreement dated January 21, 2000 relating to the sale of our interest in the Global One joint venture, an international telecommunications joint venture, France Telecom and Deutsche Telekom caused their designees on our board of directors to resign on April 28, 2000, and the rights of France Telecom and Deutsche Telekom to elect representatives to our board of directors terminated on that date.

Sprint Master Transfer Agreement

   Sale of Interest in Global One. On February 22, 2000, pursuant to the master transfer agreement, we completed the sale of our interests in the Global One joint venture to France Telecom and Deutsche Telekom for a purchase price of $1.127 billion. Global One also repaid all loans made to it by us in the aggregate principal amount of $276 million. Subsequently, Global One was sold to France Telecom.

   As part of the master transfer agreement, we entered into agreements with Global One which give us the right to provide Global One's services to our customers under contract on January 21, 2000 until the earlier of February 22, 2002 or the life of the customer contract in existence on January 21, 2000. In addition, we have the right to sell Global One services to existing and new customers until at least February 22, 2001 pursuant to a distribution agreement which was signed as of January 21, 2000. In addition, Global One will provide certain support services to our customers.

   Noncompetition Arrangements and Exclusivity Provisions. We have agreed that, until February 22, 2001, we will not offer specified products and services to customers of France Telecom, Deutsche Telekom or Global One if such products or services compete with the products and services provided under a customer contract identified before January 21, 2000.

Stockholders' Agreement

   Transfer Restrictions. The stockholders' agreement among our company, France Telecom and Deutsche Telekom provides that France Telecom and Deutsche Telekom may transfer shares (in a single transaction or a series of related transactions) to a person or group that owns a number of shares representing more than 5% of the voting power of our company immediately following the transfer only in connection with a public offering in which:

  . the transferring stockholder does not, to its knowledge, transfer a number of shares representing more than 2% of the voting power of our company to a person or group that, before such transfer, beneficially owned voting securities representing 3% or more of our company's voting power;

  . the transferring stockholder does not, to its knowledge, transfer to a person or group a number of shares representing more than 5% of our company's voting power; and

  . the transferring stockholder does not, to its knowledge, transfer to a person or group that is required under Section 13(d) of the Securities Exchange Act of 1934 to file a Schedule 13D with respect to our company or, as a result of such transfer, will become a Schedule 13D filer, subject to the exceptions identified in the stockholders' agreement. The stockholders' agreement also provides for other transfer restrictions thereafter.

   These restrictions do not apply to any transfer (1) pursuant to unsolicited brokers' transactions or (2) pursuant to a transaction with a bona fide market-maker or dealer, provided that the transferring stockholder is not disposing in any single transaction shares representing greater than 5% of the voting power of our company and provided further that the transferring stockholder shall have instructed the market-maker or dealer to take all steps reasonably practicable to avoid transferring shares to any person or group that has filed a Schedule 13D on our company that is in effect. These restrictions shall continue until the aggregate ownership percentage of France Telecom and Deutsche Telekom is less than 3.5% of the total voting power of our company.

   Equity Purchase Rights. Under their stockholders' agreement with us, France Telecom and Deutsche Telekom have the right to acquire additional shares when we issue voting stock. These rights, referred to as "equity purchase rights," enable these investors to maintain their voting power in our company at the level in effect immediately before we issued the new voting stock. Their equity purchase rights will cease following completion of this offering.

   Shares of FT/DT Stock owned by France Telecom and Deutsche Telekom automatically convert to shares of FON Common Stock, Series 1 or PCS Common Stock, Series 1 when sold to third parties.

Standstill Agreement

   We and France Telecom and Deutsche Telekom have entered into a standstill agreement. Pursuant to the standstill agreement, each of France Telecom and Deutsche Telekom has agreed that, before July 31, 2005, it will not directly or indirectly acquire, offer to acquire, or agree to acquire, by purchase or otherwise, beneficial ownership of any of our capital stock such that our capital stock beneficially owned in the aggregate by France Telecom and Deutsche Telekom and their respective affiliates and associates would represent in the aggregate more than 20% of the votes represented by our outstanding capital stock.

   In addition, each of France Telecom and Deutsche Telekom has agreed that, before July 31, 2005, it will not directly or indirectly acquire, offer to acquire, or agree to acquire, by purchase or otherwise, beneficial ownership of any of FON Common Stock or PCS Common Stock such that FON Common Stock or PCS Common Stock, as the case may be, beneficially owned in the aggregate by France Telecom and Deutsche Telekom and their respective affiliates and associates, including FON Common Stock and PCS Common Stock underlying the Class A Common Stock, would represent in the aggregate more than 33% of the votes represented by our outstanding FON Common Stock or PCS Common Stock, including as outstanding the shares of our FON Common Stock and PCS Common Stock underlying the Class A Common Stock.

   France Telecom and Deutsche Telekom and their respective affiliates generally may, subject to our rights plan, increase their beneficial ownership beyond the applicable percentage limitations to the extent required to match the percentage ownership of our capital stock owned by any other stockholder; provided that the beneficial ownership of France Telecom and Deutsche Telekom and their respective affiliates does not exceed 33% of the voting power represented by either outstanding FON Common Stock or outstanding PCS Common Stock or 80% of the foreign ownership limitation.

   In addition, neither France Telecom nor Deutsche Telekom violate the beneficial ownership restrictions if their beneficial ownership of our capital stock exceeds the applicable percentage limitations:

  . due to an acquisition of our capital stock by our company, unless France Telecom and Deutsche Telekom have previously been notified of this acquisition,

  . due to purchases by France Telecom and Deutsche Telekom of our capital stock in reliance on information regarding the number of shares outstanding of our capital stock provided by us to France Telecom and Deutsche Telekom, unless France Telecom and Deutsche Telekom have previously been notified that this information is incorrect,

  . in general, if the limitation was exceeded inadvertently, by no more than 0.5%, and the acquisitions which resulted in France Telecom, Deutsche Telekom and their respective affiliates and associates exceeding the percentage limitation were undertaken in good faith,

  . as a result of any readjustment in the relative voting power of FON Common Stock and PCS Common Stock in accordance with the terms of our articles of incorporation, or

  . as a result of a redemption or conversion of any of PCS Common Stock pursuant to our articles of incorporation.

   In addition, France Telecom and Deutsche Telekom have the right to require our company to enter into a separate standstill agreement with each of them, on the same terms as the existing standstill agreement.

Registration Rights

   France Telecom and Deutsche Telekom, as holders of the FT/DT Stock, have entered into a registration rights agreement with us and an agreement relating to the terms of this offering.

   Demand Registrations. France Telecom and Deutsche Telekom have the right to require us to register their shares for sale under the Securities Act.

   The holders of a majority of the FT/DT Stock may demand one registration in any six month period, up to a maximum of ten registrations. We are responsible for the registration expenses in connection with the first seven of these registrations. The holders of the FT/DT Stock requesting registration are responsible for the registration expenses in connection with the remaining three registrations. France Telecom's and Deutsche Telekom's demand registration rights extend to registrations of our shares that they own in connection with sales of securities of theirs that are convertible into or exchangeable for our shares.

   Piggyback Registration. France Telecom or Deutsche Telekom have the right to require us to register their shares, subject to exceptions and limitations, when we are registering shares for sale on our own behalf or for sale by another stockholder. These rights do not apply to registrations on Forms S-4 or S-8, registrations in connection with an exchange offer, or offerings solely to our existing stockholders or pursuant to dividend reinvestment plans or dividend reinvestment and stock purchase plans.

   Limitations. We are not required to effect any registration unless the market value of the stock requested to be registered exceeds $200 million, unless the registration relates to shares of PCS Common Stock, Series 3 that were acquired after the completion of the initial public offering of PCS Common Stock. If a request is made to register these shares of PCS Common Stock, Series 3, (1) the aggregate market value of these shares must exceed $100 million on the date of delivery of the request for registration and (2) the registration must involve the lesser of (A) shares with an aggregate market value of at least $200 million on the date of delivery of the request for registration and (B) all of the shares of PCS Common Stock, Series 3 owned by France Telecom and Deutsche Telekom.

   Demand Registration Priorities. In general, where France Telecom and Deutsche Telekom have demanded that we register some of their shares, the underwriter for an underwritten offering may decide that it must cut back the total number of shares to be sold in the offering. This would happen if the shares to be sold in the offering by France Telecom and Deutsche Telekom, together with shares to be sold in the offering by us or other stockholders of our company, exceeds the number that can be sold within a price range acceptable to France Telecom and Deutsche Telekom.

   If we or other investors in our company are also selling shares in an underwritten offering where the underwriter determines to cut back the total number of shares offered, then the rule for deciding which shares to be sold in the offering have priority is the following:

  . the shares to be sold by France Telecom and Deutsche Telekom have first priority;

  .  any shares to be sold by the cable partners have second priority;

  . any shares to be sold by us have third priority or, in some cases, second priority along with the cable partners' shares; and

  . shares to be sold by any other investors in our company have last priority.

   We have the option to move our priority to an equal status with that of France Telecom and Deutsche Telekom. The cable partners would be next in priority to that of us and France Telecom and Deutsche Telekom. Other investors with registration rights, if any, would have priorities behind these. If we elect the option to have an equal priority with France Telecom and Deutsche Telekom, and the underwriters in fact cut back the number of shares to be offered, as described above, then the registration will not count toward the maximum of ten registrations provided to France Telecom and Deutsche Telekom under the registration rights agreement.

   In general, France Telecom and Deutsche Telekom will not have first priority when exercising piggyback registration rights but will have certain lower priorities. If the cable holders are exercising piggyback registration rights in the same offering, the number of shares that they will be entitled to have registered will be reduced on a pro rata basis with France Telecom and Deutsche Telekom.

   Notwithstanding these priorities, if at any time we propose to effect a registration of shares on our own behalf or for sale by another stockholder and France Telecom and Deutsche Telekom exercise their piggyback registration rights as described in this section and France Telecom and Deutsche Telekom may dispose of their securities pursuant to Rule 144(k) (or any successor provision) under the Securities Act, the lower priorities mentioned in the above paragraph will be changed so that the securities proposed to be included by France Telecom and Deutsche Telekom have the lowest priority of all securities proposed to be registered in that registration.

   Other Provisions. The registration rights agreement contains other provisions addressing our ability to effect other public offerings near the effectiveness of demand or incidental registrations, the filing of all reports required to be filed by our company under the Securities Act of 1933 and the Securities Exchange Act of 1934, and indemnification and contribution provisions. France Telecom and Deutsche Telekom have the right to require us to enter into a separate registration rights agreement with each of them, on the same terms as the existing registration rights agreement.

Offering Process Agreement

   On February 20, 2001, we entered into an Offering Process Agreement with the selling stockholders which sets forth the parties' agreements concerning the timing and mechanics of this offering in relation to our proposed offering of PCS Common Stock, which we refer to as the PCS offering. Under the agreement, each of the selling stockholders is required to refrain from disposing of or requesting that we register its shares of PCS Common Stock, subject to certain exceptions, until the earliest to occur of (1) 180 days following the closing of the PCS offering, if the PCS offering is completed by December 31, 2001, (2) November 15, 2001, if we have not publicly announced our intention to commence the PCS offering by such date, and (3) January 1, 2002, if the PCS offering is not completed by December 31, 2001. Upon the occurrence of certain events, we are permitted to pursue the PCS offering in lieu of pursuing this offering. The selling stockholders agree not to request that we include any of their securities in the PCS offering.

   The agreement provides that we will not commence marketing for the PCS offering until at least two weeks after the completion of this offering. The agreement also provides for the selection of the managing underwriters for this offering and amends the registration rights agreement between us and the selling stockholders to clarify that after an offering, the 90-day prohibition on sales of securities will apply to all parties only as to the class of our securities owned by them that are sold in that offering. The selling stockholders are permitted to transfer their securities to certain special purpose vehicles for their benefit, so long as the transferees execute agreements that provide for the same selling restrictions that apply to the selling stockholders. In addition, the selling stockholders agree, until no later than July 15, 2001, to vote their shares of our securities at meetings of our stockholders (1) in the case of France Telecom and its subsidiaries, in favor or opposition to certain proposals to be presented to our stockholders, as provided in the agreement, and as to other proposals that may be presented to our stockholders, for and/or against in a manner as least as favorable to us as the votes cast in favor and against these other proposals by our stockholders other than the selling stockholders, and (2) in the case of Deutsche Telekom and its subsidiaries, for and/or against in a manner at least as favorable to us as the votes cast in favor and against all proposals presented for a vote of our stockholders by our stockholders other than the selling stockholders. Each of the selling stockholders reserves its right to vote its shares of our securities in its sole discretion as to any extraordinary corporate transaction involving our company.

                    CERTAIN FEDERAL INCOME TAX CONSEQUENCES

   The following is a summary of the material United States federal income tax consequences of the acquisition, ownership and disposition of FON Common Stock, Series 1. The following discussion does not address the effect of any applicable state, local or foreign laws or any federal tax laws other than those pertaining to the income tax. The discussion is based on the Internal Revenue Code of 1986, as amended, regulations and rulings now in effect or proposed thereunder, current administrative rulings and practice, and judicial precedent, all of which are subject to change. In particular, Congress could enact legislation affecting the treatment of stock with characteristics similar to the FON Common Stock, Series 1, or the Treasury Department could change the current law in future regulations, including regulations issued pursuant to its broad authority under Section 337(d) of the Internal Revenue Code. Any such change, which may or may not be retroactive, could alter the tax consequences to us or our stockholders discussed herein. This discussion is also based on certain assumptions regarding the circumstances in existence at the time of the recapitalization of our common stock into FON Common Stock and PCS Common Stock in November 1998, which we refer to as the Recapitalization, including certain representations made or to be made by us and others. This discussion assumes that our stockholders hold their shares as capital assets within the meaning of
Section 1221 of the Internal Revenue Code.

Classifications of FON Common Stock, Series 1 as Stock of Sprint

   In the opinion of King & Spalding, our counsel, any outstanding stock that is designated as common stock in our Articles of Incorporation, including the FON Common Stock, Series 1, will constitute voting stock of Sprint for United States federal income tax purposes.

   The Internal Revenue Service announced in 1987 that it was studying and would not issue advance rulings on the classification of an instrument that has certain voting and liquidation rights in an issuing corporation but the dividend rights of which are determined by reference to the earnings of a segregated portion of the issuing corporation's assets, including assets held by a subsidiary. In 1997 the IRS placed such instruments on its list of areas in which rulings or determination letters will not be issued. There are no court decisions or other authorities that bear directly on transactions similar to the offering or the Recapitalization. It is possible, therefore, that the IRS could assert that the FON Common Stock, including the FON Common Stock, Series 1, or the PCS Common Stock or both represent property other than our stock, which we refer to as Other Property. If such stocks were treated as Other Property, we or our subsidiaries would recognize a significant taxable gain on the sale of FON Common Stock, Series 1 and would have recognized significant taxable gain on the Recapitalization, in each case in an amount equal to the excess of the fair market value of such stock constituting Other Property over its federal income tax basis to us or our subsidiaries allocable to such Other Property. In addition, we and the entities in the PCS Group could lose our ability to file consolidated federal income tax returns. As a result, the tax losses expected to be incurred by the PCS Group could not offset the taxable income expected to be earned by the FON Group and any dividends paid or deemed paid to us by the FON Group or PCS Group could be taxable to us, subject to any applicable dividends received deduction. Counsel believes that if the status for United States federal income tax purposes of the FON Common Stock or PCS Common Stock were challenged, a court would agree with counsel's conclusions that such stock represents our stock, although there can be no assurance that a court would reach that result.

Non-U.S. Stockholders

   The following is a general discussion of certain United States federal income tax consequences of the ownership and disposition of FON Common Stock, Series 1 by a Non-U.S. Stockholder. A "Non-U.S. Stockholder" is a holder who, for United States federal income tax purposes, is a foreign corporation, a nonresident alien individual or a foreign estate or trust.

 Dividends

   Dividend payments received by a Non-U.S. Stockholder on shares of FON Common Stock, Series 1 will generally be subject to the withholding of United States federal income tax at a 30% rate, or such lower rate as may be specified by an applicable income tax treaty. Dividends paid to a Non-U.S. Stockholder that are effectively connected with a Non-U.S. Stockholder's conduct of a trade or business within the United States will not be subject to the withholding tax, but, instead, will be subject to regular U.S. federal income tax at the graduated rates in the same manner as if the Non-U.S. Stockholder were a U.S. resident, unless a tax treaty exemption applies to exclude such dividends from U.S. tax. If the Non-U.S. Stockholder is a corporation, any effectively connected income may also be subject to a "branch profits tax." A Non-U.S. Stockholder may be required to satisfy certain certification requirements to claim treaty benefits or otherwise claim a reduction of, or exemption from, the withholding obligation described above.

 Sale or Exchange of FON Common Stock, Series 1

   A Non-U.S. Stockholder generally will not be subject to federal income tax on any gain realized on the taxable sale or exchange of FON Common Stock, Series 1 unless:

  . the gain is effectively connected with the conduct of a trade or business of the Non-U.S. Stockholder within the United States,

  . the gain is derived from sources within the United States and the Non-U.S. Stockholder is a non-resident alien individual who is present in the United States for 183 days or more in the taxable year of such sale or exchange and has a "tax home" in the United States,

  . the Non-U.S. Stockholder is subject to tax pursuant to the provisions of the Internal Revenue Code applicable to certain United States expatriates, or

  . the Non-U.S. Stockholder has owned, directly or indirectly, more than five percent of the value of the class of stock in question at any time during the five-year period ending at the time of the sale or exchange, and we are a "United States real property holding corporation" (as defined in Section 897 of the Internal Revenue Code) during the shorter of the period for which the Non-U.S. stockholder holds the FON Common Stock or the five-year period ending at the time of the sale or exchange.

   We do not believe that we are a United States real property holding corporation as of the date hereof, although it has not been determined or established whether we will be a United States real property holding corporation in the future.

Information Reporting and Backup Withholding for U.S. and Non-U.S. Stockholders

   Certain non-corporate holders of FON Common Stock, Series 1 may be subject to backup withholding at a rate of 31% on the payment of dividends on such stock. Backup withholding will apply only if the stockholder:

  . fails to furnish his taxpayer identification number, which we refer to as TIN,

  .  furnishes an incorrect TIN,

  . is notified by the IRS that he has failed properly to report payments of interest or dividends, or

  . under certain circumstances, fails to certify, under penalties of perjury, that he has furnished a correct TIN and has not been notified by the IRS that he is subject to backup withholding for failure to report payments of interest or dividends.

   Generally, Non-U.S. Holders will not be subject to backup withholding on the payment of dividends if they provide certain documentation of their foreign status to us. In addition, a foreign partnership and certain foreign trusts must provide additional documentation, which certifies that the individual partners, beneficiaries, or owners of the partnership or trust are Non-U.S. Holders and provides the individual partners', beneficiaries' or owners' names and addresses.

   Upon the sale or other taxable disposition of FON Common Stock, Series 1 by a stockholder to or through a United States office of a broker, the broker generally must backup withhold at a rate of 31% and report the sale to the IRS, unless the holder certifies its taxpayer identification number or its exempt Non-U.S. status under penalties of perjury, or otherwise establishes an exemption from backup withholding. Upon the sale or other taxable disposition of FON Common Stock, Series 1 by a Non-U.S. Stockholder to or through the foreign office of a United States broker, or a foreign broker with certain types of relationships to the United States, the broker must report the sale to the IRS, but not backup withhold, unless the broker has documentary evidence in its files that the seller is a Non-U.S. Stockholder and/or certain other conditions are met, or the holder otherwise establishes an exemption. Stockholders should consult their tax advisors regarding their qualification for a tax exemption from backup withholding and the procedure for obtaining such an exemption if applicable.

   Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules are generally allowable as credit against a stockholder's U.S. federal income tax liability, if any, which may entitle such stockholder to a refund, provided that the required information is furnished to the IRS.

   PROSPECTIVE PURCHASERS OF FON COMMON STOCK, SERIES 1 ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF ACQUIRING, HOLDING, AND DISPOSING OF FON COMMON STOCK, SERIES 1 AND POTENTIAL CHANGES IN THE APPLICABLE TAX LAWS.

                                  UNDERWRITERS

   Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus the underwriters named below, for whom Goldman, Sachs & Co., Morgan Stanley & Co. Incorporated and UBS Warburg LLC are acting as representatives, have severally agreed to purchase, and France Telecom and Deutsche Telekom have agreed to sell to them, severally, the number of shares indicated below:

                                                                Number of Shares
                                                                ----------------
                                                                France  Deutsche
Name                                                            Telecom Telekom
----                                                            ------- --------
Goldman, Sachs & Co............................................
Morgan Stanley & Co. Incorporated..............................
UBS Warburg LLC................................................
                                                                 ----     ----
  Total........................................................
                                                                 ====     ====

   The underwriters are offering the shares of FON Common Stock, Series 1 subject to their acceptance of the shares from France Telecom and Deutsche Telekom and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of FON Common Stock, Series 1 offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of FON Common Stock, Series 1 offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters over-allotment option described below.

   The underwriters initially propose to offer part of the shares of FON Common Stock, Series 1 directly to the public at the public offering price listed on the cover page of this prospectus and part to certain dealers at a price that
represents a concession not in excess of $   a share under the public offering
price. Any underwriter may allow, and such dealers may reallow, a concession
not in excess of $   a share to other underwriters or to certain dealers. After the initial offering of the shares of FON Common Stock, Series 1, the offering price and other selling terms may be varied by the representatives.

   The Stockholder's Agreement as amended restricts France Telecom and Deutsche Telekom's ability to transfer FON Common Stock, Series 1 (in a single transaction or series of related transactions) to entities who would hold greater than 5% of the aggregate number of outstanding votes of Sprint after the transaction. See "Description of Agreements with Selling Stockholders-- Stockholders' Agreement."

   The selling stockholders have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of 22,804,834 additional shares of FON Common Stock, Series 1 at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering overallotments, if any, made in connection with the offering of the shares of FON Common Stock, Series 1 offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase from each selling stockholder about the same percentage of the additional shares of FON Common Stock, Series 1 as the number listed next to the underwriter's name in the preceding table bears to the total number of shares of FON Common Stock, Series 1 listed next to the names of all underwriters under that selling stockholder's name in the preceding table. If the underwriters' option is exercised in full, the total price to the public would
be $          , the total underwriters' discounts and commissions would be
$           and total proceeds to the selling stockholders would be
$          .

   The FON Common Stock, Series 1 is traded on the NYSE under the symbol "FON."

   We, France Telecom and Deutsche Telekom have agreed that, without the prior
written consent of                               on behalf of the underwriters,
we will not, during the period ending 90 days after the date of this prospectus:

  . offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of directly or indirectly, any shares of any series of FON Common Stock or any securities convertible into or exercisable or exchangeable for shares of any series of FON Common Stock; or

  . enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the FON Common Stock.

   The restrictions described in this paragraph do not apply to:

  .  the sale of shares to the underwriters;

  . any transactions by us in connection with or pursuant to any employee or director benefit plan in effect on the date of this prospectus, our registration of any such transaction or the issuance by us of shares of capital stock under our existing dividend reinvestment plans or rights plans; and

  . issuances by us of FON Common Stock or securities convertible or exchangeable into FON Common Stock in connection with acquisitions or mergers or in connection with strategic or other significant investments in which the recipient of such FON Common Stock or securities convertible or exchangeable into FON Common Stock agrees to be bound by the restrictions described above for a 90-day period.

   In order to facilitate the offering of the FON Common Stock, Series 1, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the FON Common Stock, Series 1. Specifically, the underwriters may over-allot in connection with the offering, creating a short position in the FON Common Stock, Series 1 for their own account. In addition, to cover over-allotments or to stabilize the price of the FON Common Stock, Series 1, the underwriters may bid for, and purchase, shares of FON Common Stock, Series 1 in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the FON Common Stock, Series 1 in the offering, if the syndicate repurchases previously distributed FON Common Stock, Series 1 in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the FON Common Stock, Series 1 above independent market levels. The underwriters are not required to engage in these activities, and may end any of these activities at any time.


   Each underwriter has also agreed that:

  . it has not offered or sold, and, prior to the date six months after the sale of the FON Common Stock, Series 1, will not offer or sell, any FON Common Stock, Series 1 to persons in the United Kingdom, except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995;

  . it has complied, and will comply, with all applicable provisions of the Financial Services Act 1986 of Great Britain with respect to anything done by it in relation to the FON Common Stock, Series 1 in, from or otherwise involving the United Kingdom; and

  . it has only issued or passed on and will only issue or pass on in the United Kingdom any document received by it in connection with the sale of the FON Common Stock, Series 1 to a person who is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1998 (as amended) or is a person to whom the document may otherwise lawfully be issued or passed on.

   The FON Common Stock, Series 1 may not be offered, transferred or delivered in or from The Netherlands, as part of their initial distribution or as part of any re-offering, and neither this prospectus nor any other document in respect of the offering may be distributed or circulated in The Netherlands, other than to individuals or legal entities which include, but are not limited to, banks, brokers, dealers, institutional investors and undertakings with a treasury department, who or which trade or invest in securities in the conduct of a business or profession.

   From time to time, the representatives have provided, and continue to provide, investment banking services to us.

   In addition to underwriting discounts, we estimate that we will incur expenses of approximately $2.0 million in connection with the offering of the FON Common Stock, Series 1 on behalf of the selling stockholders.

   We, the selling stockholders and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act. In addition, we and the selling stockholders have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act, pursuant to the Amended and Restated Registration Rights Agreement dated as of November 23, 1998, among France Telecom S.A., Deutsche Telecom AG and Sprint Corporation, as amended by the Master Transfer Agreement dated as of January 21, 2001, among France Telecom S.A., Deutsche Telekom AG, NAB Nordamerika Beteiligungs Holding GmbH, Atlas Telecommunications, S.A., Sprint Corporation, Sprint Global Venture, Inc. and the JV Entities.

                                 LEGAL MATTERS

   The validity of the FON Common Stock, Series 1 will be passed upon for us by
       ,        of our company. Certain legal matters relating to the offering will be passed upon for us by King & Spalding and for the underwriters by Cravath, Swaine & Moore, New York, New York. As of January 31, 2001,
beneficially owned approximately     shares of our FON Common Stock and
shares of our PCS Common Stock and had options to purchase in excess of
shares of FON Common Stock and in excess of     shares of PCS Common Stock.

                                    EXPERTS

   Ernst & Young LLP, our independent auditors, have audited Sprint Corporation's consolidated financial statements and schedule and the combined financial statements and schedules of the FON Group and the PCS Group included in Sprint Corporation's Annual Report on Form 10-K for the year ended December 31, 1999, as set forth in their reports, which are incorporated by reference in this prospectus which, as to the years 1998 and 1997 for our consolidated financial statements and for the combined financial statements of the PCS Group, are based in part on the report of Deloitte & Touche LLP, independent auditors. These financial statements and schedules are incorporated by reference in reliance on the reports, given on the authority of such firms as experts in accounting and auditing.

   The consolidated financial statements of Sprint Spectrum Holding Company, L.P. and subsidiaries and the related financial statement schedule, as of December 31, 1998 and for each of the two years in the period ended December 31, 1998, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, included in our Annual Report on Form 10-K for the year ended December 31, 1999, which is incorporated herein by reference, and the report of such firm is given upon their authority as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

   We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 450 Fifth Street, N.W., Washington, D.C. 20549, 7 World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. You can also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities. Our SEC filings are also available at the office of the New York Stock Exchange. For further information on obtaining copies of our public filings at the New York Stock Exchange, you should call (212) 656-5060.

   The SEC allows us to "incorporate by reference" the information that we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus. In addition, any information that we file with the SEC subsequent to the date of this prospectus will automatically update this prospectus. We incorporate by reference the documents listed below, which we have already filed with the SEC, and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until the offering of the FON Common Stock contemplated by this prospectus is completed:

  .  Annual Report on Form 10-K for the year ended December 31, 1999;

  . Quarterly Reports on Form 10-Q for the quarters ended March 31, 2000, June 30, 2000, and September 30, 2000;

  . Current Reports on Form 8-K filed on February 1, 2000, March 8, 2000, July 13, 2000, October 17, 2000, and February 20, 2001;

  . Amendment No. 2 to Form 8-A registering the FON Common Stock, Series 1 under the Exchange Act, dated and filed on May 30, 2000; and

  . Amendment No. 3 to Form 8-A registering the FON Group Rights under the Exchange Act, dated and filed on August 4, 1999.

   You may request a copy of these filings, other than an exhibit to a filing unless that exhibit is specifically incorporated by reference into that filing, at no cost, by writing or calling us at the following address:

   Sprint Corporation
   2330 Shawnee Mission Parkway
   Westwood, Kansas 66205
   (800) 259-3755
   Attention: Investor Relations

   We have also filed a registration statement (No. 333-           ) with the
SEC relating to the FON Common Stock, Series 1. This prospectus is part of the registration statement. You may obtain from the SEC a copy of the registration and exhibits that we filed with the SEC when we registered the FON Common Stock, Series 1. The registration statement may contain additional information that may be important to you.

[LOGO] Sprint.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution*

      SEC registration fee.......................................... $  986,737
      Printing expenses.............................................    500,000
      Accounting fees and expenses..................................    100,000
      Legal fees and expenses.......................................    300,000
      Blue sky fees and expenses....................................          0
      Miscellaneous.................................................    100,000
                                                                     ----------
        Total....................................................... $1,986,737
                                                                     ==========

--------
* All expenses, other than the registration fee, are estimated.

Item 15. Indemnification of Directors and Officers

     The following summary is qualified in its entirety by reference to the complete text of the statute referred to below and our Articles of Incorporation and Bylaws.

     Under Section 17-6305 of the Kansas General Corporation Code, which we refer to as the Kansas Code, a corporation may indemnify a director, officer, employee or agent of the corporation (or other entity if such person is serving in such capacity at the corporation's request) against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. In the case of an action brought by or in the right of a corporation, the corporation may indemnify a director, officer, employee or agent of the corporation (or other entity if such person is serving in such capacity at the corporation's request) against expenses (including attorneys' fees) actually and reasonably incurred by him if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless a court determines that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnification for such expenses as the court shall deem proper. Expenses (including attorneys' fees) incurred by an officer or director in defending any civil or criminal suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation.

     Consistent with Section 17-6305 of the Kansas Code, Article IV, Section 10 of our Bylaws provide that we will indemnify our directors and officers against expenses, judgments, fines and amounts paid in settlement in connection with any action, suit or proceeding if the director or officer acted in good faith and in a manner reasonably believed to be in or not opposed to our best interests. With respect to a criminal action or proceeding, the director or officer must also have had no reasonable cause to believe his conduct was unlawful.

     In accordance with Section 17-6002(b)(8) of the Kansas Code, our Articles of Incorporation provide that directors shall not be personally liable for monetary damages for breaches of their fiduciary duty as directors except for
(i) breaches of their duty of loyalty to us or our stockholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or knowing violations of law, (iii) certain transactions under Section 17-6424 of the Kansas Code (unlawful payment of dividends) or (iv) transactions from which a director derives an improper personal benefit.

   Under Article IV, Section 10 of our Bylaws, we may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of our company, or who is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against any liability arising out of his status as such, whether or not we would have the power to indemnify such persons against liability. We carry standard directors and officers liability coverage for our directors and officers and the directors and officers of our subsidiaries. Subject to certain limitations and exclusions, the policies reimburse us for liabilities indemnified under the Bylaws and indemnify the directors and officers against additional liabilities not indemnified under the Bylaws.

   We have entered into indemnification agreements with our directors and officers. These agreements provide for the indemnification, to the full extent permitted by law, of expenses, judgments, fines, penalties and amounts paid in settlement incurred by the director or officer in connection with any threatened, pending or completed action, suit or proceeding on account of service as a director, officer, employee or agent of our company.

   Reference is made to the indemnity agreements contained in the Underwriting Agreement listed as Exhibit 1.1 to the Registration Statement.

Item 16. Exhibits and Financial Statement Schedules

   (a) Exhibits

 Exhibit
 Number
 -------
  1.1*   Form of Underwriting Agreement
  4.1    Articles of Incorporation of the Registrant, as amended (incorporated by reference to Registrant's Quarterly Report on Form 10-Q for the
         quarter ended March 31, 2000).
  4.2    Bylaws of the Registrant, as amended (incorporated by reference to
         Registrant's Quarterly Report on Form 10-Q for the quarter ended March
         31, 2000).
  5.1*   Opinion of [       ].
  8.1    Opinion of King & Spalding.
 23.1    Consent of Ernst & Young LLP.
 23.2    Consent of Deloitte & Touche LLP.
 23.3*   Consent of [      ] (included as part of Exhibit 5.1)
 23.4    Consent of King & Spalding (included as part of Exhibit 8.1)

--------
* To be filed by amendment.

Item 17. Undertakings.

   The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

   The undersigned registrant hereby undertakes that:

   (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as a part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

   (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions described under Item 15 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, the undersigned Registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Westwood, State of Kansas, on the 20th day of February, 2001.

                                          SPRINT CORPORATION

                                                     /s/ A.B. Krause
                                          By: _________________________________
                                            Name: A.B. Krause
                                            Title: Executive Vice President
                                                   and Chief Financial Officer

                               Power of Attorney

   We, the undersigned officers and directors of Sprint Corporation, hereby severally constitute W.T. Esrey, R. T. LeMay, A.B. Krause and J.R. Devlin and each of them singly, our true and lawful attorneys-in-fact, with full power to them, and each of them singly, to sign for us and in our names in the capacities indicated below the Registration Statement filed herewith and any and all amendments to said Registration Statement, and any registration statement in connection with this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and generally to do all such things in our name and behalf in our capacities as officers and directors to enable Sprint Corporation to comply with the provisions of the Securities Act of 1933, as amended, and all requirements of the Securities and Exchange Commission, hereby ratifying and confirming our signatures as they may be signed by our said attorneys, or any of them, to said Registration Statement and any and all amendments thereto (or such registration statement filed pursuant to Rule 462(b)).

   Pursuant to the requirements of the Securities Act of 1933, this Registration Statement and Power of Attorney have been signed by the following persons in the capacities and on the date indicated.

              Signatures                         Title                   Date
              ----------                         -----                   ----

            /s/ W.T. Esrey             Chairman of the Board and   February 20, 2001
______________________________________  Chief Executive Officer
              W.T. Esrey                (Principal Executive
                                        Officer)

           /s/ A.B. Krause             Executive Vice President--  February 20, 2001
______________________________________  Chief Financial Officer
             A.B. Krause                (Principal Financial
                                        Officer)

            /s/ J.P. Meyer             Senior Vice President and   February 20, 2001
______________________________________  Controller (Principal
              J.P. Meyer                Accounting Officer)

          /s/ DuBose Ausley            Director                    February 20, 2001
______________________________________
            DuBose Ausley

         /s/ Warren L. Batts           Director                    February 20, 2001
______________________________________
           Warren L. Batts

              Signatures                         Title                   Date
              ----------                         -----                   ----

     /s/ Irvine O. Hockaday, Jr.       Director                    February 20, 2001
______________________________________
       Irvine O. Hockaday, Jr.

          /s/ Harold S. Hook           Director                    February 20, 2001
______________________________________
            Harold S. Hook

         /s/ Ronald T. Lemay           Director                    February 20, 2001
______________________________________
           Ronald T. LeMay

        /s/ Linda Koch Lorimer         Director                    February 20, 2001
______________________________________
          Linda Koch Lorimer

         /s/ Charles E. Rice           Director                    February 20, 2001
______________________________________
           Charles E. Rice

          /s/ Louis W. Smith           Director                    February 20, 2001
______________________________________
            Louis W. Smith

          /s/ Stewart Turley           Director                    February 20, 2001
______________________________________
            Stewart Turley